Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

Exar Corporation

a Delaware Corporation

at

$13.00 Net Per Share

by

Eagle Acquisition Corporation

a wholly-owned subsidiary of

MaxLinear, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (EASTERN TIME) AT THE END OF MAY 11, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Eagle Acquisition Corporation (which we refer to as “Purchaser”), a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation (which we refer to as “Parent” or “MaxLinear”) is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Exar Corporation, a Delaware corporation (which we refer to as the “Company” or “Exar”) at a purchase price of $13.00 per Share (the “Offer Price”), without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as described below), constitutes the “Offer”). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The date and time at which the Offer expires by its terms (as it may be extended in accordance with the Merger Agreement described below) is referred to herein as the “Expiration Date” and the date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the “Acceptance Time”.

Purchaser will not be required to (and may not) accept any Shares for payment pursuant to the Offer, in the event that, at the Expiration Date, the number of Shares validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares), taken together with any Shares then owned by Parent and Purchaser, do not represent at least one more than 50% of the sum of (i) all then outstanding Shares plus (ii) the number of shares underlying all then outstanding vested Company stock options with an exercise price less than the Offer Price plus (iii) the number of shares issuable upon settlement of all then outstanding Company restricted stock units (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), by the depositary for the Offer pursuant to such procedures). In addition, Purchaser will not be required to accept any Shares for payment pursuant to the Offer if, immediately prior to the expiration of the Offer, any of the following conditions have not been satisfied (or waived by Parent and Purchaser, if permissible under applicable law): (i) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated; (ii) the Company has performed or complied with in all material respects all covenants and obligations that the Company is required to comply with or perform under the Merger Agreement prior to the scheduled expiration of the Offer; (iii) the representations and warranties made by the Company in the Merger Agreement have been true and correct on the dates and pursuant to the standards described in Section 15—“Certain Conditions to the Offer”; (iv) since the date of the Merger Agreement, there has not occurred any “Company Material Adverse Effect” (as defined in the Merger Agreement), that is continuing as of immediately prior to the scheduled expiration of the Offer; (v) no governmental authority of competent jurisdiction has (A) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger (as defined below) any law that is in effect and has the effect of making the consummation of the Offer or the Merger illegal, or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Offer or the Merger, or (B) issued or granted any order that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting, preventing or otherwise restraining the Offer or the Merger; (vi) the Marketing Period (as defined in Section 15—“Certain Conditions to the Offer”) has been completed; or (vii) the Merger Agreement has not been terminated in accordance with its terms.

See Section 15—“Certain Conditions to the Offer” for a further description of the conditions of this Offer to Purchase. The Offer is not subject to any financing condition.

The Offer is being made pursuant to a Merger Agreement, dated as of March 28, 2017 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among MaxLinear, Purchaser and Exar. The Merger Agreement provides, among other things, that promptly following the consummation of the Offer, subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into Exar (the “Merger”), with Exar continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) of the Merger and a wholly-owned subsidiary of MaxLinear. The closing of the Merger will occur promptly after the consummation of the Offer and is referred to as the “Merger Closing.” As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by MaxLinear, any subsidiary of MaxLinear or Exar, or held in treasury by Exar and (ii) Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL, will be automatically converted into the right to receive the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. As a result of the Merger, Exar will become wholly-owned by MaxLinear. Following such Merger, MaxLinear intends to take such actions to delist Exar from the NYSE and deregister Exar.

After careful consideration, Exar’s board of directors, among other things, has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, are at a price and on terms that are fair to, and in the best interests of the Company and its stockholders (including the unaffiliated stockholders); (ii) approved and declared advisable the support agreements, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger. In connection with the execution of the Merger Agreement, certain stockholders, directors, and executive officers of Exar (holding an aggregate of approximately 20% of the Shares outstanding on March 28, 2017) entered into support agreements with MaxLinear, pursuant to which such stockholders agreed, among other things, to tender their shares in the Offer and, if required, vote their respective shares against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of, the Offer, the Merger, or fulfillment of conditions under the Merger Agreement.

A summary of the principal terms of the Offer appears on pages 1 through 7. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

April 13, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, in each case prior to 12:00 midnight (Eastern Time) at the end of May 11, 2017, unless the Offer is extended pursuant to the terms of the Merger Agreement or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Questions and requests for assistance should be directed to the Information Agent (as described below) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of, or upon the accuracy or adequacy of, the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free:

866-767-8986

-i-

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. MaxLinear and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics addressed below. The information concerning Exar contained herein and elsewhere in the Offer to Purchase has been provided to MaxLinear and Purchaser by Exar or has been taken from or is based upon publicly available documents or records of Exar on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. MaxLinear and Purchaser have not independently verified the accuracy and completeness of such information, but MaxLinear and Purchaser have no knowledge that would indicate that any statements contained herein relating to Exar provided by Exar or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of Exar Corporation

Price Offered Per Share	$13.00, referred to as the “Offer Price”, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings

Scheduled Expiration of Offer	12:00 midnight (Eastern Time) at the end of May 11, 2017 (such date, or such date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”), unless the Offer is extended or earlier terminated. See Section 1—“Terms of the Offer”

Purchaser	Eagle Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation

Who is offering to buy my Shares?

Eagle Acquisition Corporation, referred to as “Purchaser”, a wholly-owned subsidiary of MaxLinear, Inc., referred to as “Parent” or “MaxLinear”, is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.0001 per share, of Exar Corporation, referred to as the “Company” or “Exar.” Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Exar in accordance with the Merger Agreement (as described below) and the General Corporation Law of the State of Delaware (the “DGCL”), referred to as the “Merger.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, MaxLinear. We use the term “Parent” to refer to MaxLinear alone, the term “Purchaser” to refer to Eagle Acquisition Corporation alone and the term “Exar” or the “Company” to refer to Exar Corporation alone.

Which Shares are Purchaser offering to purchase in the Offer?

Purchaser is offering to purchase any and all of the outstanding shares of common stock, par value $0.0001 per share, of Exar on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this Offer and the term “Shares” to refer to shares of common stock, par value $0.0001 per share, of Exar that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

How many Shares is Purchaser offering to purchase in the Offer?

Purchaser is offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” and Section 1—“Terms of the Offer”.

What is Purchaser offering to pay for Shares?

Purchaser is offering to pay $13.00 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction”, Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

What are the material U.S. federal income tax consequences of tendering Shares?

In general, each U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) will be required to recognize gain or loss with respect to its Shares sold in the Offer or exchanged in the Merger in an amount equal to the difference, if any, between (1) the amount of cash received by such U.S. Holder in the Offer and the Merger and (2) the adjusted tax basis of the Shares surrendered. Any gain or loss realized by a Non-U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) upon the exchange of Shares for cash in the Offer and/or the Merger generally will not be subject to U.S. federal income tax, subject to certain exceptions.

Parent and the Company intend, for U.S. federal income tax purposes, to treat the payment of the cash consideration pursuant to the Offer and the Merger as (1) a redemption of a portion of the Shares held by each stockholder in exchange for the portion of the payment that is funded by the Company (the “redemption cash”), and (2) an exchange of a portion of the Shares held by each stockholder for the portion of the payment that is funded by Purchaser or Parent including through the proceeds of the Debt Financing (as defined below) (the “purchase cash”). The Shares held by each stockholder will be divided between these transactions based on the relative proportion of the payment that is funded by the redemption cash and the purchase cash, respectively.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger. See Section 5—“Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger, which may vary depending on the specific facts and circumstances of any particular stockholder.

Does Purchaser have the financial resources to make payment?

Yes. We estimate that we will need approximately $710 million in cash to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding and vested in-the-money options, restricted stock units, and performance stock options and units), and to pay related transaction fees and expenses. Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares that are tendered in the Offer because MaxLinear will contribute or otherwise advance funds to Purchaser to enable Purchaser to pay for the Shares that are tendered in the Offer. MaxLinear expects to fund such payments from a combination of (i) available cash on hand, (ii) cash on hand at Exar and (iii) third-party debt financing as described herein (“Debt Financing”). In connection with the Merger Agreement, MaxLinear entered into a debt commitment letter, dated as of March 28, 2017, with JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch (together, the “Initial Lenders”), and Deutsche Bank Securities Inc., pursuant to which the Initial Lenders have committed to provide a secured term loan facility in an aggregate amount of up to $425,000,000, subject to the satisfaction of certain customary closing conditions. The Offer is not subject to any financing condition.

See Section 9—“Source and Amount of Funds”.

Is Purchaser’s financial condition relevant to my decision to tender my Shares?

No, we do not believe Purchaser’s financial condition is relevant to your decision to tender your Shares in the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and will not carry on any activities other than in connection with the Offer and the Merger prior to the Expiration Date;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if we consummate the Offer, we will acquire all remaining shares in connection with the Merger, and will pay cash at the same Offer Price per share that is paid in the Offer;

•	through cash available on hand at MaxLinear and Exar, and the proceeds of the Debt Financing, MaxLinear will cause Purchaser to have sufficient funds to consummate the purchase of the Shares; and

•	the Offer is not subject to any financing condition.

What are the most significant conditions to the Offer?

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any tendered Shares, and Purchaser may delay the acceptance for payment for any Shares that are validly tendered in the Offer (and not validly withdrawn) prior to the scheduled expiration of the Offer, in the event that (the “Offer Conditions”):

•	at the scheduled expiration of the Offer, there will have not been validly tendered, in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares), a number of Shares that, taken together with any Shares then owned by Parent and Purchaser, represent at least one more than 50% of the sum of (i) all then outstanding Shares plus (ii) the number of shares underlying all then outstanding vested Company stock options with an exercise price less than the Offer Price plus (iii) the number of shares issuable upon settlement of all then outstanding Company restricted stock units (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the Depositary for the Offer pursuant to such procedures) (the “Minimum Condition”); or

•	immediately prior to the expiration of the Offer, any of the following conditions will have not been satisfied (or waived by Parent and Purchaser, if permissible under applicable law):

•	the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Act, as amended, has expired or been terminated;

•	the Company has performed or complied with in all material respects all covenants and obligations that the Company is required to comply with or perform under the Merger Agreement prior to the scheduled expiration of the Offer;

•	the representations and warranties made by the Company in the Merger Agreement have been true and correct on the dates and pursuant to the standards described in Section 15—“Certain Conditions to the Offer”;

•	since the date of the Merger Agreement, there has not occurred any “Company Material Adverse Effect” (as defined in the Merger Agreement) that is continuing as of immediately prior to the scheduled expiration of the Offer;

•

no Governmental Authority (as defined in Section 15—“Certain Conditions to the Offer”) of competent jurisdiction has (A) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger any law that is in effect and has the effect of making the consummation of the Offer or the Merger illegal, or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Offer or the Merger, or (B) issued or granted any order that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting, preventing or otherwise restraining the Offer or the Merger;

•	the Marketing Period (as defined in Section 15—“Certain Conditions to the Offer”) has been completed (the “Marketing Period Condition”); or

•	the Merger Agreement has not been terminated in accordance with its terms.

See Section 15—“Certain Conditions to the Offer” for a further description of the conditions of this Offer to Purchase.

The foregoing conditions are for the sole benefit of MaxLinear and Purchaser and, accordingly, may be waived by MaxLinear and Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in their sole and absolute discretion, except that the Minimum Condition can be waived only with the prior written consent of the Company.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	Purchaser will (and MaxLinear will cause Purchaser to) extend the Offer for any period required by any rule, regulation or other requirement of the SEC (or its staff) that is applicable to the Offer or any rule or regulation of the New York Stock Exchange (the “NYSE”) that is applicable to the Offer;

•	in the event that any of the conditions to the Offer (other than the Marketing Period Condition) are not satisfied or waived as of any scheduled Expiration Date, Purchaser will (and MaxLinear will cause Purchaser to) extend the Offer for one or more successive extension periods of up to ten business days each in order to further seek to satisfy the conditions to the Offer;

•	in the event that the Marketing Period Condition is not satisfied or waived as of any then scheduled expiration of the Offer, Purchaser shall (and MaxLinear shall cause Purchaser to) extend the Offer to the date that is first business day after the scheduled end of the Marketing Period, unless the Marketing Period Condition is waived by MaxLinear;

•	if the scheduled Expiration Date is on or after June 1, 2017, and the Company’s Annual Report on Form 10-K for the fiscal year ending April 2, 2017, including the information required by Part III of Form 10-K promulgated by the SEC (the “2017 10-K”) has not yet been filed with the SEC, then Purchaser may extend the Offer for successive extension periods of up to ten business days each until the 2017 10-K has been filed with the SEC; and

•	if, immediately prior to the scheduled Expiration Date, each Offer Condition has been satisfied, or waived by Parent or Purchaser, and the proceeds of the Debt Financing are not available to Parent and Purchaser in an amount sufficient to consummate the transactions contemplated by the Merger Agreement, then Purchaser will have the right to, and, if requested by the Company, Purchaser will extend the Offer for no more than two periods of up to ten business days each (the length of such period to be determined by Parent or if such extension is requested by the Company, as determined by the Company, but in any event no later than five business days prior to July 28, 2017 (the “Termination Date”)).

The foregoing rights to extend the Offer are subject to certain terms and conditions set forth in the Merger Agreement. Moreover, subject to certain exceptions, Purchaser is not required to (or permitted, without the prior written consent of Exar, to) extend the Offer beyond the Termination Date unless at such time Parent or Purchaser is not allowed to terminate the Merger Agreement due to the occurrence of the Termination Date pursuant to the terms of the Merger Agreement. Further, subject to our rights to terminate the Merger Agreement in accordance with its terms, we are not permitted to withdraw or terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Exar.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (“Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. (Eastern Time) the business day following the date on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer”.

Have any Exar stockholders agreed to tender their Shares?

Yes. As a condition to MaxLinear’s and Purchaser’s willingness to enter into the Merger Agreement, certain stockholders, directors and named executive officers of Exar, in their capacity as owners of Shares and Shares issuable upon exercise of outstanding options, restricted stock units, and performance stock options and units, as applicable (holding an aggregate of approximately 20% of the Shares outstanding on March 28, 2017), entered into Support Agreements with MaxLinear (the “Support Agreements”) that, among other things, obligate each of them to tender all their respective Shares in the Offer as long as such Support Agreements are in effect.

See Section 8—“Certain Information Concerning Parent and Purchaser” and Section 11—“The Merger Agreement; Other Agreements—Support Agreements”.

Does Exar’s board of directors recommend that I tender my Shares?

After careful consideration, Exar’s board of directors (the “Company Board”), among other things, has unanimously:

•	determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, are at a price and on terms that are fair to, and in the best interests of the Company and its stockholders (including the unaffiliated stockholders);

•	approved and declared advisable the Support Agreements, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	recommended that the stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

A more complete description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in Exar’s Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, the “Schedule 14D-9”), which will be filed with the SEC and is being mailed to Exar’s stockholders with this Offer to Purchase.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer not later than the Expiration Date:

•	by delivering (A) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary (as described below) or (B) a completed and signed Letter of Transmittal indicating that you tender all of your Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or

•	by following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase.

The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. If you cannot deliver everything required to make a valid tender to the Depositary before the Expiration Date, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and The New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NYSE trading days. However, the Depositary must receive the missing items within that three NYSE trading day period.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight (Eastern Time) at the end of May 11, 2017 to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement (the date and time at which the Offer expires by its terms (as it may be extended in accordance with the Merger Agreement), the “Expiration Date”) or the Offer is earlier terminated in the event that the Merger Agreement is terminated.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

May I withdraw previously tendered Shares?

Yes. To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to 12:00 midnight (Eastern Time) at the end of May 11, 2017, or such later date as the Offer may be extended and, unless accepted for payment by Purchaser pursuant to the Offer, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, previously tendered Shares may also be withdrawn at any time after the date that is 60 days from the date of the Offer to Purchase.

See Section 4—“Withdrawal Rights”.

If the Offer is consummated, what will happen to Exar?

If the Offer is consummated, we intend to consummate the Merger promptly thereafter. No vote of Exar’s stockholders will be required to consummate the Merger. If the Merger is consummated, Exar will be delisted from the NYSE and consequently will no longer be publicly traded.

See Section 13—“Certain Effects of the Offer”.

If I decide not to tender my Shares in the Offer, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will be consummated promptly thereafter and all of the Shares then outstanding (other than Shares held by MaxLinear, Purchaser, Exar or any other direct or indirect wholly-owned subsidiary of MaxLinear, Purchaser or Exar or Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest thereon and subject to reduction for any applicable U.S.

federal withholding, back-up withholding or other applicable tax withholdings. Therefore, if the Offer and the Merger are consummated, the only difference between tendering your Shares in the Offer and not tendering your Shares in the Offer is that you may be paid somewhat earlier if you tender your Shares in the Offer.

See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer”.

Will I have appraisal rights in connection with the Offer?

No, appraisal rights will not be available to you in connection with the Offer. However, if Purchaser accepts Shares in the Offer and the Merger is completed, subject to and in accordance with Section 262 of the DGCL, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and properly perfect their right to seek appraisal under Delaware law in connection with the Merger. A more complete description of appraisal rights, the formal notice of appraisal rights, and the text of Section 262 of the DGCL explaining the process required to perfect appraisal rights is provided in Exar’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Exar’s stockholders with this Offer to Purchase. Neither the foregoing summary, nor the summary set forth below in Section 17—“Appraisal Rights” constitutes or purports to constitute a complete statement of the procedures to be followed by Exar stockholders desiring to exercise appraisal rights under Section 262 of the DGCL, and are qualified in their entirety by the full text of Section 262 of the DGCL, which is attached as Annex II to the Schedule 14D-9.

See Section 17—“Appraisal Rights”.

Who should I call if I have questions about the Offer?

You may call Georgeson LLC at (866) 767-8986 Toll Free. Georgeson LLC is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Eagle Acquisition Corporation (which we refer to as “Purchaser”), a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation (which we refer to as “Parent” or “MaxLinear”) is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Exar, a Delaware corporation (which we refer to as the “Company” or “Exar”) at a purchase price of $13.00 per Share (the “Offer Price”), without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as described below), constitutes the “Offer”). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The date and time at which the Offer expires by its terms (as it may be extended in accordance with the Merger Agreement described below) is referred to herein as the “Expiration Date” and the date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the “Acceptance Time”.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

Purchaser will not be required to (and may not) accept any Shares for payment pursuant to the Offer, in the event that, at the Expiration Date, the number of Shares validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares), taken together with any Shares then owned by Parent and Purchaser, do not represent at least one more than 50% of the sum of (i) all then outstanding Shares plus (ii) the number of shares underlying all then outstanding vested Company stock options with an exercise price less than the Offer Price plus (iii) the number of shares issuable upon settlement of all then outstanding Company restricted stock units (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the Delaware General Corporation Law (the “DGCL”), by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”). In addition, Purchaser will not be required to accept any Shares for payment pursuant to the Offer if, immediately prior to the expiration of the Offer, any of the following conditions have not been satisfied (or waived by Parent and Purchaser, if permissible under applicable law): (i) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have expired or been terminated; (ii) the Company will have performed or complied with in all material respects all covenants and obligations that the Company is required to comply with or perform under the Merger Agreement prior to the scheduled expiration of the Offer; (iii) the representations and warranties made by the Company in the Merger Agreement will have been true and correct on the dates and pursuant to the standards described in Section 15—“Certain Conditions to the Offer”; (iv) since the date of the Merger Agreement, there will not have occurred any “Company Material Adverse Effect” (as defined in the Merger Agreement) that is continuing as of immediately prior to the expiration of the Offer; (v) no Governmental Authority (as defined in Section 15—“Certain Conditions to the Offer”) of competent jurisdiction will have (A) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger any law that is in effect and has the effect of making the consummation of the Offer or the Merger illegal, or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Offer or the Merger, or (B) issued or granted any order that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting, preventing or otherwise restraining the Offer or the Merger; (vi) the Marketing Period (as defined in Section 15—“Certain Conditions to the Offer”) will have been completed (the “Marketing Period Condition”); or (vii) the Merger Agreement has not been terminated in accordance with its terms.

See Section 15—“Certain Conditions to the Offer” for a further description of the conditions of this Offer to Purchase. The offer is not subject to any financing condition.

The Offer is being made pursuant to a Merger Agreement, dated as of March 28, 2017 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among MaxLinear, Purchaser and Exar. The Merger Agreement provides, among other things, that promptly following the consummation of the Offer, subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into Exar (the “Merger”), with Exar continuing as the surviving corporation (the “Surviving Corporation”) of the Merger and a wholly-owned subsidiary of MaxLinear. The closing of the Merger will occur promptly after the consummation of the Offer and is referred to as the “Merger Closing.” As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by MaxLinear, any subsidiary of MaxLinear or Exar, or held in treasury by Exar and (ii) Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL, will be automatically converted into the right to receive the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. As a result of the Merger, Exar will become wholly-owned by MaxLinear. Following such Merger, MaxLinear intends to take such actions to delist Exar from the NYSE and deregister Exar.

After careful consideration, Exar’s board of directors (the “Company Board”), among other things, has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, are at a price and on terms that are fair to, and in the best interests of the Company and its stockholders (including the unaffiliated stockholders); (ii) approved and declared advisable the Support Agreements (as defined in the Merger Agreement), the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger. In connection with the execution of the Merger Agreement, certain stockholders, directors, and executive officers of Exar (holding an aggregate of approximately 20% of the Shares outstanding on March 28, 2017) entered into Support Agreements with MaxLinear, pursuant to which such stockholders agreed, among other things, to tender their shares in the Offer and, if required, vote their respective shares against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of, the Offer, the Merger, or the other transactions contemplated by the Merger Agreement.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Exar’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under “Item 4. The Solicitation or Recommendation”.

Exar has advised MaxLinear that, as of the close of business on April 7, 2017, (i) 51,476,565 Shares were issued and outstanding, (ii) 4,435,423 Shares were subject to issuance pursuant to Company stock options (“Company Stock Options”) (other than Company Performance Stock Options), (iii) 673,820 Shares were subject to issuance pursuant to Company restricted stock units (“Restricted Stock Units”) (other than Company Performance Stock Units), (iv) 400,000 Shares were subject to issuance pursuant to Company performance stock options (“Performance Stock Options”), (v) 70,000 Shares were subject to issuance pursuant to Company performance stock units (“Performance Stock Units”), and (vi) 1,295,256 Shares were reserved for future issuance under the Company employee stock purchase plan (“ESPP”). Pursuant to the Merger Agreement, at the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, appointed or qualified.

Upon the consummation of the Offer, Purchaser will have acquired a sufficient number of Shares to consummate the Merger without a vote of the stockholders of Exar pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective, without a meeting of the stockholders of Exar, in accordance with Section 251(h) of the DGCL.

The material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences”.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not withdrawn as permitted under Section 4—“Withdrawal Rights”.

The date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the “Acceptance Time”, which will occur promptly following the expiration of the Offer (which is expected to be at 12:00 midnight (Eastern Time) at the end of May 11, 2017 (the date and time at which the Offer expires by its terms (as it may be extended in accordance with the Merger Agreement), the “Expiration Date”). The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and certain other conditions described in Section 15—“Certain Conditions to the Offer”.

The Expiration Date may be extended in certain circumstances, subject to MaxLinear’s right to terminate the Merger Agreement in accordance with its terms, in accordance with the Merger Agreement, including that:

•	Purchaser will (and MaxLinear will cause Purchaser to) extend the Offer for any period required by any rule, regulation or other requirement of the Securities and Exchange Commission (the “SEC”) (or its staff) that is applicable to the Offer or any rule or regulation of the New York Stock Exchange (the “NYSE”) that is applicable to the Offer;

•	in the event that any of the conditions to the Offer (other than the Marketing Period Condition) are not satisfied or waived as of any scheduled Expiration Date, Purchaser shall (and MaxLinear will cause Purchaser to) extend the Offer for one or more successive extension periods of up to ten business days each in order to further seek to satisfy the conditions to the Offer;

•	in the event that the Marketing Period Condition is not satisfied or waived as of any then scheduled expiration of the Offer, Purchaser shall (and MaxLinear shall cause Purchaser to) extend the Offer to the date that is first business day after the scheduled end of the Marketing Period, unless the Marketing Period Condition is waived by MaxLinear;

•	if the scheduled Expiration Date is on or after June 1, 2017, and the Company’s Annual Report on Form 10-K for the fiscal year ending April 2, 2017, including the information required by Part III of Form 10-K promulgated by the SEC (the “2017 10-K”) has not yet been filed with the SEC, then Purchaser may extend the Offer for successive extension periods of up to ten business days each until the 2017 10-K has been filed with the SEC; and

•	if, immediately prior to the scheduled Expiration Date, each Offer Condition (as defined below) has been satisfied, or waived by Parent or Purchaser, and the proceeds of the Debt Financing (as defined below) or Substitute Financing (as defined below) are not available to Parent and Purchaser in an amount sufficient to consummate the transactions contemplated by the Merger Agreement, then Purchaser will have the right to, and, if requested by the Company, Purchaser will, extend the Offer for no more than two periods of up to ten business days each (the length of such period to be determined by Parent or if such extension is requested by the Company, as determined by the Company, but in any event no later than five business days prior to July 28, 2017 (the “Termination Date”)). Subject to certain exceptions, Purchaser is not required to (or permitted, without the prior consent of Exar, to) extend the Offer beyond the Termination Date unless at such time Parent or Purchaser is not allowed to terminate the Merger Agreement due to the occurrence of the Termination Date pursuant to the terms of the Merger Agreement. Further, subject to MaxLinear’s rights to terminate the Merger Agreement in accordance with its terms, Purchaser is not permitted to withdraw or terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Exar.

MaxLinear and Purchaser may increase the Offer Price or otherwise amend, modify, or make changes to the terms and conditions of the Offer; except that unless otherwise provided by the Merger Agreement or previously approved by Exar in writing, neither MaxLinear nor Purchaser may make any change to the terms and conditions of the Offer that (i) decreases the Offer Price; (ii) changes the form of consideration to be paid in the Offer; (iii) reduces the number of Shares sought to be purchased in the Offer; (iv) amends, modifies or otherwise changes the Minimum Condition; (v) extends the Expiration Date other than as set forth in the Merger Agreement; (vi) amends, modifies or otherwise changes any conditions to the Offer (other than the Minimum Condition) in a manner that adversely impacts Exar’s stockholders in any respect; or (vii) imposes conditions to the Offer that are in addition to the conditions to the Offer set forth in Annex A of the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. (Eastern Time) on the business day following the date on which the Offer was scheduled to expire. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights”. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole and absolute discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15—“Certain Conditions to the Offer”.

Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, subject to certain exceptions, we may terminate the Merger Agreement:

•	if MaxLinear and Exar mutually agree to terminate the Merger Agreement by written consent that has been duly authorized by the Company Board and MaxLinear’s board of directors (the “MaxLinear Board”);

•	if any Governmental Authority of competent jurisdiction has (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger any law that is in effect and has the permanent effect of making the consummation of the Offer or the Merger illegal, or which has the effect of permanently prohibiting, preventing or otherwise restraining the consummation of the Offer or the Merger, or (ii) issued or granted any order that is in effect and has the effect of making the Offer or the Merger illegal or which has the permanent effect of prohibiting, preventing or otherwise restraining the Offer or the Merger, and such order has become final and non-appealable;

•	if the Purchaser (or MaxLinear on Purchaser’s behalf) has not accepted for payment any Shares pursuant to the Offer on or before July 28, 2017;

•	if (i) there is a breach of any covenant or obligation set forth in the Merger Agreement by Exar, or (ii) any inaccuracy in any of the representations and warranties of Exar in the Merger Agreement when made or at any time prior to the Acceptance Time, in either case such that the Offer Conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; or

•	if there is a Triggering Event (as defined in Section 11—“The Merger Agreement; Other Agreements”) at any time prior to the Acceptance Time.

Exar has provided us with Exar’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Exar’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Parent and Purchaser will not provide a subsequent offering period following the Expiration Date.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions to the Offer”, we will promptly (and in any event within one business day following the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement and as set forth herein) accept for payment and, no later than three business days after the Expiration Date, pay for all Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares if the payment for Shares would cause Purchaser to be in violation in whole or in part with any applicable law. See Section 16—“Certain Legal Matters; Regulatory Approvals”.

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary pursuant to Section 251(h) of the DGCL or unless otherwise mutually agreed by Exar and us.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, or (C) the guaranteed delivery procedure described below must be complied with, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met: (i) such tender is made by or through an Eligible Institution (as described below); (ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, the “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as we will determine. None of Purchaser, the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions to the Offer may be challenged by Exar’s stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Exar’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Exar’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Exar in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. stockholders should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

See Section 5—“Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 midnight (Eastern Time) at the end of May 11, 2017 and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after the date that is 60 days from the date of the Offer to Purchase.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material U.S. Federal Income Tax Consequences.

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are sold pursuant to the Offer or exchanged in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or the Merger or that any such contrary position would not be sustained by a court. This discussion is limited to U.S. Holders and Non-U.S. Holders that hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to stockholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons subject to the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, and stockholders who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements. In addition, this discussion does not address the tax consequences to holders of Company stock option awards, Company restricted stock awards or Company performance awards that are assumed, replaced, exercised or converted, as the case may be, in connection with the Offer or the Merger. This discussion also does not apply to any stockholders that exercise appraisal rights in connection with the Merger.

If a partnership or other pass-through entity for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in the partnership or owner of such other pass-through entity generally will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Partners and owners of pass-through entities are urged to consult their tax advisors about the tax consequences of the Offer and the Merger to them.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Shares that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more U.S. persons has the authority to control all of the substantial decisions of the trust.

As used herein, a “Non-U.S. Holder” means a beneficial owner of Shares that is neither (1) a U.S. Holder nor (2) a partnership (or other entity or arrangement treated as a pass-through entity for U.S. federal income tax purposes).

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THE OFFER AND THE MERGER IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS).

U.S. Holders

Parent and the Company intend for U.S. federal income tax purposes to treat the payment of the cash consideration pursuant to the Offer and the Merger as a redemption of a portion of the Shares held by each stockholder in exchange for the portion of the payment that is funded by the Company (the “redemption cash”), and (2) an exchange of a portion of the Shares held by each stockholder for the portion of the payment that is funded by Purchaser or Parent including through proceeds of the Debt Financing (as defined below). The Shares held by each stockholder will be divided between these transactions based on the relative proportion of the payment that is funded by the redemption cash and the purchase cash, respectively.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of Shares.

The payment of the redemption cash will be treated as a sale or exchange of Shares for U.S. federal income tax purposes pursuant to Section 302 of the Code if the exchange results in a “complete termination” of the U.S. Holder’s stock interest in the Company. Parent and the Company intend to treat the payment of the redemption cash as a sale or exchange of the shares so redeemed, and the remainder of this discussion assumes that to be the case. In such case, each U.S. Holder will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received by the U.S. Holder in the Offer and the Merger and (ii) the U.S. Holder’s adjusted tax basis in its Shares. The capital gain or loss generally will be long term capital gain or loss if the U.S. Holder’s holding period in the Shares surrendered is longer than one year. Long term capital gains of certain non-corporate U.S. Holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses against ordinary income is subject to limitations. Because Section 302 tests are applied separately with respect to each stockholder and take into account constructive ownership of stock, U.S. Holders should consult their tax advisors regarding the application of the foregoing treatment to their particular circumstances.

Non-U.S. Holders

Parent and the Company intend for U.S. federal income tax purposes to treat the payment of the cash consideration pursuant to the Offer and the Merger as (1) a redemption of a portion of the Shares held by each stockholder in exchange for the redemption cash, and (2) an exchange of a portion of the Shares held by each stockholder for the purchase cash. The Shares held by each stockholder will be divided between these transactions based on the relative proportion of the payment that is funded by the redemption cash and the purchase cash, respectively.

If a Non-U.S. Holder acquired different blocks of Shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of Shares.

The payment of the cash consideration pursuant to the Offer and the Merger generally will be treated as a sale or exchange of Shares in the same manner described above under the section entitled “U.S. Holders” assuming that the transaction results in a complete termination of the Non-U.S. Holder’s stock interest in Exar as determined for purposes of Section 302 of the Code. Each Non-U.S. Holder generally will recognize capital gain or loss, which is not expected to be subject to U.S. federal income tax unless:

•	the recognized gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States;

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year in which its disposition of the Shares occurs, and certain other requirements are met; or

•	the Shares that are exchanged constitute a “United States real property interest” with respect to the Non-U.S. Holder. The Company does not believe that its stock constitutes a “United States real property interest.”

Unless an applicable treaty provides otherwise, the realized gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. Holder, as described under the section entitled “U.S. Holders.” A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Realized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the Non-U.S. Holder, if any.

Because the tests under Section 302 of the Code are applied separately with respect to each stockholder and take into account constructive ownership of stock, and because absent a complete termination the Company and its withholding agents may withhold tax with respect to the redemption cash, non-U.S. Holders should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances. A Non-U.S. Holder may be required to provide documentation to the withholding agent that such Non-U.S. Holder meets the Section 302 tests.

Additional Tax on Net Investment Income

A U.S. Holder that is an individual, estate or trust, subject to certain exceptions, is subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold. A holder’s net investment income generally includes its dividend income and net gain from the disposition of Shares, unless such income or gain is derived in the ordinary course of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gain in respect of your Shares.

Information Reporting and Backup Withholding

A U.S. Holder or Non-U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

6. Price Range of Shares; Dividends.

The Shares currently trade on the NYSE under the symbol “EXAR” and have been traded since March 26, 1990. Exar has advised MaxLinear that, as of the close of business on April 7, 2017, (i) 51,476,565 Shares were issued and outstanding, (ii) 4,435,423 Shares were subject to issuance pursuant to Company Stock Options (other than Company Performance Stock Options), (iii) 673,820 Shares were subject to issuance pursuant to Company restricted stock units (“Company Restricted Stock Units”) (other than Company Performance Stock Units), (iv) 400,000 Shares were subject to issuance pursuant to Company Performance Stock Options, (v) 70,000 Shares were subject to issuance pursuant to Company Performance Stock Units, and (vi) 1,295,256 Shares were reserved for future issuance under the ESPP.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period during which the Shares were listed publicly on a national stock exchange within the two preceding fiscal years, as reported on the NYSE.

	Common Stock Price
	High	Low
Fiscal Year 2018
First quarter (through April 12, 2017)	$13.05	$12.98

Fiscal Year 2017
Fourth quarter ended April 2, 2017	$13.03	$9.90
Third quarter ended January 1, 2017	11.09	8.15
Second quarter ended October 2, 2016	9.38	7.46
First quarter ended July 3, 2016	8.62	5.11

Fiscal Year 2016
Fourth quarter ended March 27, 2016	$6.40	$4.82
Third quarter ended December 27, 2015	6.99	5.23
Second quarter ended September 27, 2015	10.23	5.45
First quarter ended June 28, 2015	11.14	8.96

On March 28, 2017, which was the last trading day prior to the execution of the Merger Agreement, the reported closing sales price of the Shares on the NYSE was $10.62. The Offer Price represents a premium of approximately 22% over the March 28, 2017 closing stock price. On April 12, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NYSE was $13.00.

According to Exar’s Annual Report on Form 10-K for the fiscal year ended March 27, 2016, Exar has never declared or paid any cash dividends on its common stock. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Exar.

Except as specifically set forth herein, the information concerning Exar contained in this Offer to Purchase has been taken from or is based upon information furnished by Exar or its representatives or publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Exar’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Exar designs, develops and markets high performance analog mixed-signal integrated circuits and advanced sub-system solutions for the Industrial and Embedded Systems, High-End Consumer and Infrastructure markets. Exar provides innovative solutions designed to meet the needs of the evolving connected world. Exar’s products are deployed in a wide array of applications such as industrial, instrumentation and medical equipment, networking and telecommunication systems, servers, enterprise storage systems, flat panel displays, LED lighting solutions, set top boxes and digital video recorders. Exar’s product portfolio includes Connectivity, Power Management, High Performance Analog, Communications, Processors, Flat Panel Display and LED lighting. Exar’s principal offices are located at 48720 Kato Road, Fremont California 94538, and its telephone number is (510) 668-7000. This description of Exar and its business has been taken from Exar’s Annual Report on Form 10-K for the fiscal year ended March 27, 2016 and is qualified in its entirety by reference to such Form 10-K.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Exar is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Exar’s directors and officers, their remuneration, stock options and restricted stock units granted to them, the principal holders of Exar’s securities, any material interests of such persons in transactions with Exar and other matters is required to be disclosed in proxy statements. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Exar, that file electronically with the SEC.

Certain Projections. Exar provided MaxLinear with certain unaudited projections concerning Exar for the years 2017 through 2022, which are described under “Item 4. Certain Prospective Financial Information” in Exar’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Exar’s stockholders with this Offer to Purchase.

Exar has advised MaxLinear that Exar’s management does not, as a matter of course, make detailed or long term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, Exar’s management regularly prepared internal forecasts and projections for use by the Company Board and management for planning and decision-making purposes. In addition, in connection with the strategic process, including, without limitation, the due diligence process and evaluation of the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, as described in the Schedule 14D-9, Exar’s management prepared financial projections for fiscal years 2017 through 2022, including one set with certain Non-GAAP gross profit, net income and earnings per share (the “Non-GAAP Projections”) and a second set of financial projections for fiscal years 2017 through 2022 (the “GAAP Projections” and collectively with the Non-GAAP Projections, the “Projections”).

Exar has advised MaxLinear that the Projections were developed from historical financial statements and a series of assumptions and estimates of management related to future trends and did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Merger or any other effects of such terms. Projections were prepared by Exar’s management for internal use and were not prepared with a view toward public disclosure, except to the parties identified above, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or, in the case of the Non-GAAP Projections, generally accepted accounting principles (“GAAP”). The Non-GAAP Projections do not comply with GAAP. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to any of the accompanying projected financial information.

Exar has advised MaxLinear that Exar’s future financial results may materially differ from those expressed in the Projections due to factors that are beyond Exar management’s ability to control or predict. Exar cannot guarantee that any of these Projections will be realized or that its future financial results will not materially vary from the Projections. Important factors may affect actual results and results of Exar’s operations, or could lead to the Projections not being achieved including those factors that are described in the “Risk Factors” section of Exar’s Annual Report on Form 10-K for the fiscal year ended March 27, 2016, and Quarterly Reports on Form 10-Q for the fiscal quarter ended July 3, 2016 and January 1, 2017, as filed with the SEC. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which Exar operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Exar and its management. The Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Projections do not take into account any circumstances or events occurring after the date they were prepared, including the March 29, 2017 announcement of the parties’ entry into the Merger Agreement or subsequent integration planning activities or any effect of any failure of the Merger to occur. The Projections should not be used as public guidance and will not be provided in the ordinary course of Exar’s business in the future.

The Projections summarized in the Schedule 14D-9 constitute forward-looking statements and are qualified in their entirety by risks and uncertainties that could result in the Projections not being achieved, including, but not limited to, the risks and uncertainties contained in Exar’s filings with the SEC, including its Annual Report on Form 10-K for the year ended March 27, 2016 and Quarterly Reports on Form 10-Q for the quarters ended July 3, 2016 and January 1, 2017 or otherwise described herein. Neither Exar nor MaxLinear, or any of their respective affiliates, advisors, officers, directors or representatives, has made or makes any representation to any Exar stockholder or other person regarding the ultimate performance of Exar compared to the information contained in the Projections or that the Projections will be achieved. Exar has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections. Please refer to the section of the Schedule 14D-9 entitled “Forward-Looking Statements” under “Item 8—Additional Information.”

Although neither MaxLinear nor Purchaser has any knowledge that any such information is untrue, neither MaxLinear nor Purchaser takes any responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Exar or any of its subsidiaries or affiliates or for any failure by Exar to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent and Purchaser.

General. MaxLinear is a provider of radio frequency, or RF, and mixed-signal integrated circuits for cable and satellite broadband communications and the connected home, and wired and wireless infrastructure markets. MaxLinear’s high performance RF receiver products capture and process digital and analog broadband signals to be decoded for various applications. These products include both RF receivers and RF receiver systems-on-chip, which incorporate our highly integrated radio system architecture and the functionality necessary to receive and demodulate broadband signals, modem solutions, and physical medium devices that provide a constant current source, current-to-voltage regulation, and data alignment and retiming functionality in optical interconnect applications. MaxLinear provides semiconductor solutions for the connected home, specifically MoCA® (Multimedia over Coax Alliance) solutions that affect how traditional HDTV broadcast and Internet Protocol, or IP, based streaming video content is distributed into and throughout the home. MaxLinear circuits for wireless infrastructure markets, including wideband RF transceivers and synthesizers for 3G, 4G, and future 5G cellular base station and remote radio head, or RRH, platforms. Through our acquisition of the Broadcom wireless infrastructure backhaul business in July of 2016, we also provide modem and RF transceiver solutions into cellular infrastructure backhaul applications. This description of MaxLinear and its business has been taken from MaxLinear’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and is qualified in its entirety by reference to such Form 10-K.

Purchaser is a Delaware corporation incorporated on March 27, 2017. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiating of the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser will cease to exist and Exar will continue as the Surviving Corporation. Until immediately prior to the time that Purchaser acquires Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

The principal offices of MaxLinear and Purchaser are located at 5966 La Place Court, Suite 100, Carlsbad, California 92008, and the telephone number of MaxLinear and Purchaser is (760) 692-0711. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and MaxLinear are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser or MaxLinear or, to the best knowledge of Purchaser and MaxLinear, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Purchaser or MaxLinear or, to the best knowledge of Purchaser and MaxLinear, any of the persons listed in Schedule I to this Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of MaxLinear, Purchaser or, to the best knowledge of Purchaser and MaxLinear, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty days. Notwithstanding the foregoing, in conjunction with entering into the Merger Agreement, MaxLinear and Purchaser also entered into the Support Agreements (as described in Section 11—“The Merger Agreement; Other Agreements—Support Agreements”) with the stockholders, directors and named executive officers of Exar, who in the aggregate, beneficially owned approximately 20% of the Shares as of March 28, 2017, and, accordingly, MaxLinear and Purchaser may be deemed to have beneficial ownership over such Shares under the Exchange Act and the rules promulgated thereunder, which define beneficial ownership in part as any person, directly or indirectly, through any contract, having or sharing voting power with respect to an entity’s securities.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser or MaxLinear or, to the best knowledge of Purchaser and MaxLinear, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Exar (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or MaxLinear or, to the best knowledge of Purchaser and MaxLinear, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Exar or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between MaxLinear or any of its subsidiaries or, to the best knowledge of Purchaser and MaxLinear, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Exar or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. The summary information of MaxLinear is qualified in its entirety by reference to MaxLinear’s public filings with the SEC and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. MaxLinear’s public filings and the Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser and/or Parent have filed electronically with the SEC.

9. Source and Amount of Funds.

MaxLinear estimates that it will need approximately $710 million in cash to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding and vested in-the-money options, restricted stock units, and performance stock options and units) and to pay related transaction fees and expenses. MaxLinear anticipates that the funds needed to complete the Offer and the Merger will be derived from a combination of (i) available cash on hand, (ii) cash on hand at Exar and (iii) third-party debt financing as described herein. In connection with the Merger Agreement, MaxLinear entered into a debt commitment letter (the “Debt Commitment Letter”), dated as of March 28, 2017, with JPMorgan Chase Bank, N.A. (“JPMCB”), Deutsche Bank AG New York Branch (“DBNY” and together with JPMCB, the “Initial Lenders”) and Deutsche Bank Securities Inc. (“DBSI”), pursuant to which the Initial Lenders have committed to provide a secured term loan facility (the “Term Loan Facility”) in an aggregate amount of up to $425,000,000, subject to the satisfaction of certain customary closing conditions (the “Debt Financing”). JPMCB and DBSI have been appointed as joint lead arrangers and joint bookrunners in connection with the Term Loan Facility. MaxLinear expects to enter into definitive documentation for the Debt Financing concurrently with the closing of the Offer. MaxLinear’s obligation to consummate the Offer and the Merger is not conditioned upon any financing arrangements or contingencies (although the availability of the Debt Financing is subject to the satisfaction of customary closing conditions set forth in the Debt Commitment Letter).

The net proceeds of the Debt Financing are available (i) to finance the Merger, refinance certain existing indebtedness of Exar and its subsidiaries, and fund all related transactions, (ii) to pay fees and expenses incurred in connection therewith and (iii) for working capital and general corporate purposes. The Term Loan Facility is expected to be drawn in full at the time of the Merger Closing and will have a term of seven years.

Loans made under the Term Loan Facility are expected to bear interest at a per annum interest rate equal to, at MaxLinear’s option, LIBOR or an alternate base rate, in each case, plus an Applicable Margin. Under the Debt Commitment Letter, “Applicable Margin” means 2.75% per annum in the case of LIBOR advances, and 1.75% per annum in the case of base rate advances.

MaxLinear’s obligations under the Term Loan Facility will be guaranteed by the material, domestic, wholly-owned, restricted subsidiaries of MaxLinear and the obligations of MaxLinear and the guarantors under the Term Loan Facility will be secured by substantially all of MaxLinear’s and each guarantor’s assets, in each case, subject to customary and other agreed exceptions and limitations. The Debt Commitment Letter contemplates that the Term Loan Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, asset sales, dividends and other distributions, and certain transactions with affiliates, in each case, subject to customary and other agreed exceptions and limitations. The Term Loan Facility will not contain any financial maintenance covenant. The Debt Commitment Letter also contemplates customary events of default, including, among other things, payment defaults, covenant defaults, cross-defaults to other indebtedness, bankruptcy and other insolvency defaults, and a change of control default.

The commitments of the Initial Lenders under the Debt Commitment Letter will remain in effect and available to MaxLinear until the earlier to occur of (a) 11:59 p.m. Eastern time, on July 28, 2017, (b) the consummation of the Merger without the use of the Debt Financing and (c) the termination of the Merger Agreement by MaxLinear in accordance with its terms.

The Debt Commitment Letter provides for quarterly amortization of principal in an amount equal to 0.25% of the original principal amount of the Term Loan Facility, with the balance payable at maturity.

As of April 12, 2017, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing is not available at the expiration of the Offer.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference herein. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in the Debt Commitment Letter.

10. Background of the Offer; Past Contacts or Negotiations with Exar.

Background of the Offer.

The following chronology summarizes the key meetings and events that led to MaxLinear, Purchaser and Exar’s signing of the Merger Agreement. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation between MaxLinear and other parties. For a review of Exar’s activities relating to these contacts, please refer to the Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

On November 9, 2016, Exar completed its previously announced sale to Beijing E-Town International Investment & Development Co., Ltd. and Chipone Technology (Beijing) Co., Ltd. of its iML business.

On November 10, 2016, MaxLinear’s chief executive officer, Kishore Seendripu emailed Ryan Benton, indicating an interest in exploring a potential acquisition of Exar. Later that day, Dr. Seendripu and Mr. Benton spoke to discuss a potential acquisition of Exar.

On November 21, 2016, MaxLinear executed a non-disclosure agreement with Exar. This non-disclosure agreement contained standstill provisions that automatically terminated if Exar entered into an agreement with another party providing for the acquisition of Exar.

On November 21, 2016, Dr. Seendripu and other members of MaxLinear’s management team met with Exar’s management and its Chairman of the Board, Gary Meyers, to discuss a potential acquisition of Exar.

On November 22, 2016, Simcoe Capital Management, LLC (together with Simcoe Partners L.P. “Simcoe”), Jeffrey Jacobowitz, its Managing Member, and certain other affiliates filed a Schedule 13D reporting ownership of 5.2% of the outstanding Shares.

On December 2, 2016, representatives from MaxLinear and Exar spoke to discuss a potential acquisition of Exar by MaxLinear, including the process and timing for MaxLinear’s evaluation of the potential transaction.

From November 2016 to early February 2017, representatives from Exar and MaxLinear held follow-up meetings to discuss Exar’s business and a potential acquisition of Exar, and Exar provided diligence materials to MaxLinear.

On January 23, 2017, Exar and MaxLinear management teams met in person to discuss Exar’s business.

On February 1, 2017, Dr. Seendripu spoke with Mr. Benton to discuss moving forward with a transaction between Exar and MaxLinear. Dr. Seendripu indicated that MaxLinear intended to engage a financial advisor to assist it with its evaluation of an acquisition of Exar. Dr. Seendripu and Mr. Benton spoke again on February 2, 2017 to discuss timing and a process to move forward in discussions.

On February 7, 2017, representatives from Exar and MaxLinear and each of their financial advisors met to discuss a process for the parties to continue to explore a potential acquisition of Exar.

On February 10, 2017, MaxLinear submitted a nonbinding letter of intent to acquire Exar in an all-cash transaction at $12.50 per Share. The transaction was not subject to a financing condition, but it was noted that MaxLinear would be required to seek financing in order to partially fund the purchase price. The closing price of the Shares on February 10, 2017 on the NYSE was $10.92 per share.

On February 11, 2017, Cowen and Company, LLC (“Cowen”), Exar’s financial advisor, and MaxLinear’s financial advisor Stifel, Nicolaus, & Company, Inc., (“Stifel”) met telephonically to discuss MaxLinear’s nonbinding letter of intent.

On February 12, 2017, Mr. Benton informed Dr. Seendripu that the Company Board was interested in moving forward in discussions with MaxLinear, but at a higher price per share. Mr. Benton and Dr. Seendripu agreed to an in-person meeting to discuss a potential transaction.

On February 15, 2017, Exar sent a counter-proposal to MaxLinear making certain changes to the letter of intent, including increasing the proposed purchase price to $13.56 per Share.

On February 15, 2017, representatives of MaxLinear and Stifel met with representatives of Exar and Cowen, in person to discuss Exar’s counter-proposal. At that time, Exar and MaxLinear reached preliminary agreement on moving forward in discussions based upon a nonbinding all-cash offer of $13.00 per Share. In exchange for an increase in the proposed nonbinding offer price per Share, Exar and MaxLinear also reached preliminary agreement on moving forward in discussions based on a transaction that would include a break-up fee equal to 3.5% of the equity value of Exar, plus reimbursement of MaxLinear’s out-of-pocket and documented expenses of up to $3.0 million.

From February 16, 2017 to February 18, 2017, Exar management, with assistance from Cowen and Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), Exar’s legal counsel, exchanged drafts of a nonbinding letter of intent and exclusivity agreement with MaxLinear.

On February 19, 2017, MaxLinear and Exar executed an exclusivity agreement for a 30-day period and the parties finalized a nonbinding letter of intent which the parties would use as the basis for negotiating definitive agreements for the acquisition of Exar at an all-cash purchase price of $13.00 per Share.

Commencing on February 21, 2017, MaxLinear commenced due diligence review of Exar. Exar provided extensive documentation and information by way of an electronic data room (the “Data Room”), several in-person management meetings and the exchange of correspondence providing diligence materials and responding to questions from MaxLinear.

On March 2, 2017, MaxLinear’s legal counsel, Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), delivered an initial draft of the Merger Agreement to Pillsbury. The initial draft Merger Agreement contained, among other provisions, a requirement that certain key stockholders of Exar enter into Support Agreements with MaxLinear concurrently with the execution by Exar and MaxLinear of the Merger Agreement.

On March 6, 2017, Exar management and MaxLinear management with each of their respective advisors met in-person to discuss various aspects of Exar’s business.

On March 7, 2017, Wilson Sonsini delivered an initial draft of a form of the Support Agreement, as contemplated by the draft Merger Agreement, to Pillsbury, Exar’s legal counsel. MaxLinear requested that all of Exar’s executive officers and directors, as well as affiliates of Alonim Investments Inc. (“Alonim”) and Simcoe enter into the Support Agreement. Representatives of Alonim and Simcoe serve as directors on the Company Board.

On March 9, 2017, Exar granted access to the Data Room to MaxLinear’s proposed debt financing source and its counsel. From March 9, 2017 until the execution of the Merger Agreement by Exar and MaxLinear, the debt financing source and its counsel conducted a detailed due diligence review of Exar.

On March 9, 2017, Pillsbury, on behalf of Exar, delivered a response draft Merger Agreement to Wilson Sonsini.

On March 10, 2017, Pillsbury delivered a response draft Support Agreement to Wilson Sonsini.

On March 13, 2017, Wilson Sonsini, on behalf of MaxLinear, delivered a response draft Merger Agreement and a response draft Support Agreement to Pillsbury.

On March 14, 2017, Pillsbury distributed the response draft Support Agreement from Wilson Sonsini to representatives of Alonim, Simcoe and the Company Board.

On March 15, 2017, representatives from Pillsbury and Wilson Sonsini met telephonically to discuss the Merger Agreement, the Support Agreement and the process for negotiating the open issues on the agreements.

On March 17, 2017, representatives from Wilson Sonsini and Pillsbury met in person to negotiate the terms of the Merger Agreement.

On March 17, 2017, MaxLinear and Exar agreed to extend the exclusivity period until March 27, 2017.

On March 19, 2017, Wilson Sonsini delivered to Pillsbury the then current drafts of the Debt Commitment Letter and related documentation from MaxLinear’s proposed debt financing source.

On March 19, 2017, Pillsbury delivered a response draft of the Merger Agreement to Wilson Sonsini.

On March 20 and 21, 2017, representatives from Wilson Sonsini and Pillsbury continued to negotiate the terms of the Merger Agreement.

On March 21, 2017, the MaxLinear Board held a meeting, with members of MaxLinear management and representatives from Stifel and Wilson Sonsini in attendance, to discuss the status of discussions with Exar. MaxLinear management updated the MaxLinear Board regarding the status of due diligence investigations, Stifel presented a summary of then-current terms of the Debt Financing, and Wilson Sonsini reviewed the MaxLinear Board’s fiduciary obligations and updated the MaxLinear Board on the status of the Merger Agreement negotiations.

On March 22, 2017, representatives of MaxLinear and Exar, including Exar’s chairman of the board, and their respective financial and legal advisors met in person to negotiate the terms of the Merger Agreement and the Support Agreement, to discuss remaining open due diligence items and discuss a preliminary communication plan for announcing a transaction, if the parties could reach a final agreement on terms.

On March 24, 2017, representatives of MaxLinear and Exar met in person to discuss certain outstanding due diligence items.

On March 24, 2017, Wilson Sonsini delivered a response draft Merger Agreement to Pillsbury.

On March 26, 2017, MaxLinear and Exar agreed to extend the exclusivity period until April 3, 2017.

On March 26, 2017, the MaxLinear Board held a meeting, with members of MaxLinear management and representatives from Stifel and Wilson Sonsini in attendance. MaxLinear management and Wilson Sonsini updated MaxLinear management on the results of due diligence and presented updated terms of the Merger Agreement negotiations. Stifel provided updates on the Debt Financing.

On March 27, 2017, MaxLinear and Simcoe negotiated its form of Support Agreement and finalized the form of Support Agreement that Simcoe and Mr. Jacobowitz would execute if MaxLinear and Exar reached agreement on the terms of the Merger Agreement. Also, on March 27, 2017, the form of support agreement for Alonim, the Company Board (other than Mr. Jacobowitz) and certain officers of Exar was finalized.

On March 27, 2017, representatives of Wilson Sonsini and Pillsbury met telephonically to negotiate the Merger Agreement.

On March 28, 2017, Wilson Sonsini sent an updated draft of the Merger Agreement and final drafts of the debt financing materials, including the proposed final draft of the Debt Commitment Letter, to Pillsbury. On that same day representatives of Wilson Sonsini and Pillsbury held telephonic meetings to discuss the Merger Agreement.

On March 28, 2017, the MaxLinear Board held a meeting, with members of MaxLinear management and representatives from Stifel and Wilson Sonsini in attendance. Wilson Sonsini summarized the final terms of the Merger Agreement, and Stifel orally delivered its opinion (subsequently confirmed in writing) that, as of the date of such opinion, the Offer Price to be paid by MaxLinear to the holders of Shares in the transactions pursuant to the Merger Agreement is fair to MaxLinear, from a financial point of view. The MaxLinear Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Debt Financing.

On March 28, 2017, the Company Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, are at a price and on terms that are fair to, and in the best interests of the Company and its stockholders (including the unaffiliated stockholders), (ii) approved and declared advisable the Support Agreements, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

On March 28, 2017, the parties executed the Merger Agreement and Simcoe, Alonim, each director and certain officers of Exar entered into Support Agreements.

On March 29, 2017, MaxLinear and Exar issued a joint press release announcing the execution of the Merger Agreement and the Support Agreements.

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified in all respects by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser”. Exar’s stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

Merger Agreement. The following is a summary of the material provisions of the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Exar on March 29, 2017. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

Commencement. The Merger Agreement provides for the commencement of the Offer not later than twenty business days after the execution of the Merger Agreement, provided that (i) the Merger Agreement has not been terminated in accordance with its terms, (ii) Exar has not breached its Offer support obligations under the Merger Agreement, and (iii) Parent and its financing sources will have received the specified required information from Exar, as contemplated in the Merger Agreement.

Conditions to Obligations of Purchaser. See Section 15—“Certain Conditions to the Offer”.

Schedule 14D-9. The Merger Agreement provides that, concurrently with the filing by MaxLinear and Purchaser of the Schedule TO, Exar will (i) file with the SEC a Schedule 14D-9 together with all amendments and supplements thereto, (ii) cause the Schedule 14D-9 to be mailed to Exar stockholders together with a Tender Offer Statement on Schedule TO, along with all amendments and supplements thereto, including this Offer to Purchase and related forms of the letter of transmittal and summary advertisement (“Offer Documents”) and (iii) set the mailing date of the Schedule 14D-9 as the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL.

Merger. The Merger Agreement provides that, as soon as practicable following the Acceptance Time, on a date and at a time to be agreed upon by MaxLinear and Exar, and in any event no later than the second business day (unless Parent and Exar agree on another time) after the satisfaction or waiver (to the extent permitted under the Merger Agreement) of the last to be satisfied or waived of the conditions to the Merger Closing (other than those conditions that, by their terms, are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver (to the extent permitted under the Merger Agreement) of those conditions), Purchaser will be merged with and into Exar, with Exar continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the Merger and as a wholly-owned subsidiary of MaxLinear. There will not be a stockholder vote required to approve the Merger.

Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties to the Merger Agreement or the holders of any of the following securities, each Share that is outstanding immediately prior to the Effective Time (other than any Shares owned by Parent, any subsidiary of Parent or the Company or held in treasury of the Company and any Company Share held by a stockholder who has not tendered such Share into the Offer, properly complied with Section 262 of the DGCL and has not effectively withdrawn or lost rights to appraisal (“Dissenting Company Shares”)) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $13.00 per Share without interest thereon (the “Merger Consideration”). From and after the Effective Time, all Shares will no longer be outstanding and will automatically be cancelled, retired and cease to exist, and each holder of any Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Treatment of Options. At the Effective Time, each Company Stock Option with an exercise price less than the Merger Consideration that is outstanding and vested immediately prior to the Effective Time (each such Company Stock Option, a “Vested Company Option”) will be cancelled in exchange for the right to receive a cash payment, if any, without interest and subject to applicable tax withholding, equal to the product of (x) the total number of Shares subject to such Vested Company Option, multiplied by (y) the amount by which the Merger Consideration exceeds the exercise price per Share of such Vested Company Option (with the aggregate amount of such payment rounded to the nearest whole cent).

At the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time, is held by an employee, consultant, or director that will remain or become an employee, director or consultant of Parent or a subsidiary of Parent after the Effective Time (“Continuing Service Provider”), is solely subject to time-based vesting and is not a Vested Company Option (each, an “Assumed Option”) will be assumed by MaxLinear and converted into an option to acquire a number of shares of MaxLinear common stock. Each such Assumed Option will be subject to the same terms and conditions as applied to the Company Stock Option immediately prior to the Effective Time, including the vesting schedule, except that (A) the number of shares of MaxLinear common stock subject to such Assumed Option will be equal to the product obtained by multiplying (x) the number of Shares subject to such Company Stock Option as of immediately prior to the Effective Time by (y) the Option Exchange Ratio (as defined below) (with the resulting number rounded down to the nearest whole share), and (B) the per share exercise price of each Assumed Option will be equal to the quotient obtained by dividing (x) the per share exercise price at which the Assumed Option was exercisable immediately prior to the Effective Time by (y) the Option Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent).

Each Company Stock Option that is not a Vested Company Option and that is outstanding immediately prior to the Effective Time and is held by a non-Continuing Service Provider will not be assumed by MaxLinear and will be cancelled as of the Effective Time.

At the Effective Time, each Company Stock Option that vests and becomes exercisable in accordance with a performance-based vesting schedule (each, a “Company Performance Stock Option”) that is outstanding immediately prior to the Effective Time and that is neither a Vested Company Option nor an Assumed Option will be converted into an unvested option (a “Converted Performance Option”) to acquire MaxLinear common stock calculated in accordance with the procedures that apply to Assumed Options. Each Converted Performance Option will otherwise be subject to the same terms and conditions (including as to vesting, exercisability and issuance) as applied immediately prior to the Effective Time, except that all performance-vesting criteria applicable to performance periods ending after Exar’s fiscal year 2017 are deemed to be achieved at target levels as of immediately prior to the Effective Time. Each Converted Performance Option tranche with a performance period concluding on or before the end of Exar’s fiscal year 2017 will vest only to the extent that either the applicable performance criteria are achieved or such Converted Performance Option accelerates pursuant to the holder’s severance agreement.

“Option Exchange Ratio” means the quotient of (i) the Offer Price divided by (ii) the volume weighted average closing price of Parent common stock as reported on the NYSE over the ten consecutive trading days ending on the second trading day immediately preceding the Expiration Date, rounded to the nearest one ten-thousandth.

Treatment of Restricted Stock Units and Performance Stock Units. At the Effective Time, each Company Restricted Stock Unit and each Company Performance Stock Unit that is outstanding and becomes vested immediately prior to or at the Effective Time (each such award, a “Vested Company Unit”) will be cancelled in exchange for the right to receive a cash payment, without interest and subject to applicable tax withholding, equal to the product of (x) the total number of Shares subject to such Vested Company Unit, multiplied by (y) the Merger Consideration (with the aggregate amount of such payment rounded to the nearest whole cent).

At the Effective Time, each Company Restricted Stock Unit and each Company Performance Stock Unit that is outstanding immediately prior to the Effective Time and is held by a Continuing Service Provider and that is solely subject to time-based vesting and is not a Vested Company Unit (each, an “Assumed Unit”) will be assumed by MaxLinear. Each Assumed Unit will be converted into an award to receive a number of shares of MaxLinear common stock equal to the product obtained by multiplying (A) the number of Shares subject to such Assumed Unit immediately prior to the Effective Time by (B) the Option Exchange Ratio, with the resulting number rounded down to the nearest whole share. Each Assumed Unit will otherwise be subject to the same terms and conditions (including as to vesting and issuance) as were applicable under the respective award immediately prior to the Effective Time.

Each Company Restricted Stock Unit and Company Performance Stock Unit that is outstanding immediately prior to the Effective Time that is not a Vested Company Unit and is held by a non-Continuing Service Provider will not be assumed by MaxLinear and will be cancelled as of the Effective Time.

At the Effective Time, each Company Performance Stock Unit that is outstanding immediately prior to the Effective Time and that is neither a Vested Company Unit nor an Assumed Unit will be converted into an unvested stock unit award (a “Converted Performance Unit”) representing the right to receive a stock unit in MaxLinear common stock calculated in accordance with the procedures that apply to Assumed Units. Each Converted Performance Unit will otherwise be subject to the same terms and conditions (including as to vesting and issuance) as applied prior to the Effective Time, except that all performance-vesting criteria applicable to performance periods ending after Exar’s fiscal year 2017 are deemed to be achieved at target levels as of immediately prior to the Effective Time. Each Converted Performance Unit tranche with a performance period concluding on or before the end of Exar’s fiscal year 2017 will vest only to the extent that either the applicable performance criteria are achieved or such Converted Performance Unit accelerates pursuant to the holder’s severance agreement.

Treatment of Annual Incentive Plan Awards. If any awards identified under each of Exar’s 2017 Management Incentive Plan, Key Incentive Plan and Profit-Sharing Incentive Plan (each, an “Annual Incentive Award”) have not been finally determined and settled prior to the Expiration Date, at the Effective Time, each such Annual Incentive Award will be converted into an unvested award representing the right to receive a number of shares of MaxLinear common stock equal to the product of (x) the target number of Shares subject to such Annual Incentive Award multiplied by (y) the Option Exchange Ratio multiplied by (z) the performance factor achieved based on actual performance during Exar’s fiscal year 2017 with respect to the Annual Incentive Award’s corporate and individual performance goals (with the aggregate amount of such payment rounded down to the nearest whole share).

Employee Stock Participation Plan. Prior to the Acceptance Time, Exar will take all actions necessary with respect to Exar’s ESPP, such that the current offering in progress as of March 28, 2017 will be the final offering under the ESPP. If the offering has not ended prior to the Acceptance Time, then, prior to the Acceptance Time, Exar (x) will take all actions necessary such that a date to be determined by Exar in accordance with the terms of the ESPP (but no later than the Acceptance Time) will be the last day of such offering and (y) will make such other pro-rata adjustments as may be necessary to reflect the shortened and final offering but otherwise treating such shortened and final offering as a fully effective and completed offering for all purposes under the ESPP. In addition, effective as of March 28, 2017, Exar will have taken all actions necessary, such that (1) no new participant will be permitted to join the current offering in progress under the ESPP and (2) no participant in the ESPP with respect to the current offering will be permitted to increase his or her elections with respect to the current offering. Unless it has earlier terminated, Exar will take all actions necessary so that the ESPP will terminate immediately prior to and effective as of the Effective Time. All amounts withheld by Exar on behalf of the participants in the ESPP that have not been used to purchase Shares at or prior to the Acceptance Time will be returned to the participants without interest pursuant to the terms of the ESPP.

Employee Matters. For a period of one year following the Effective Time, MaxLinear will provide, or cause to be provided, to those employees of Exar or its subsidiaries who are employed by Exar or its subsidiaries as of immediately prior to the Effective Time who remains or becomes an employee of MaxLinear or one of its subsidiaries after the Effective Time (the “Continuing Employees”) base salary no less than the base salary provided to such Continuing Employees immediately prior to the Effective Time, provided that such base salary may be reduced in connection with a reduction of base salaries generally applicable to similarly situated employees of MaxLinear or any of its subsidiaries.

From and after the Effective Time, and to the extent permitted by applicable law, MaxLinear will, or will cause the Surviving Corporation to, recognize the prior service with Exar or its subsidiaries of each employee of Exar or its subsidiaries in connection with all employee benefit plans, programs or policies (including vacation and severance, but excluding the sabbatical program) of MaxLinear in which Continuing Employees are eligible to participate following the Effective Time for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). From and after the Effective Time, MaxLinear will use its commercially reasonable best efforts to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of MaxLinear or its affiliates to be waived with respect to employees of Exar and its subsidiaries and their eligible dependents, and (ii) provide each employee of Exar and its subsidiaries with credit for any deductibles, coinsurance, copay, or other out of pocket expenses paid under any Company employee plan that provides medical, prescription dental or visions benefits in the plan year in effect as of the Merger Closing in satisfying any applicable deductible, coinsurance, copay or out of pocket requirements under any medical, prescription dental or vision plans of MaxLinear or the Surviving Corporation that such employees are eligible to participate in after the Effective Time to the same extent that such expenses were recognized under the comparable Company employee plans.

Exar and its ERISA Affiliates will take all necessary actions to terminate (i) any and all group severance, separation, deferred compensation, or salary continuation plans, programs or arrangements (but excluding (A) plans, programs or arrangements required by law and (B) agreements entered into by Exar or its subsidiaries, on the one hand, and individual employees of Exar or its subsidiaries, on the other hand, providing for severance or other employment benefits) and (ii) Exar’s 401(k) plan, in each case, effective as of the date immediately preceding the date of the Merger Closing and contingent upon the consummation of the Offer and the Merger.

Conditions to Obligations to Effect the Merger. The obligations of each of the parties to effect the Merger are subject to the following conditions:

•	Purchaser (or MaxLinear on Purchaser’s behalf) will have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn; and

•	No Governmental Authority of competent jurisdiction will have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger any law that has the effect of making the consummation of the Offer or Merger illegal or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Offer or the Merger, or (ii) issued or granted any judgment, decision, decree, injunction, ruling, written assessment or order that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting, preventing or otherwise restraining the Offer or the Merger.

Representations and Warranties. The Merger Agreement contains various customary representations and warranties of MaxLinear, Purchaser and Exar.

Conduct of Exar’s Business Pending Merger. Except (a) as expressly contemplated or expressly required by the Merger Agreement, (b) as required by law, (c) as approved in advance by MaxLinear in writing or for certain other exceptions set forth in the Merger Agreement, (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, Exar and each of its subsidiaries will (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted and (ii) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business, (B) keep available the services of its present officers and employees (provided, for the avoidance of doubt, Exar and its subsidiaries will be under no obligation to adopt or implement any new Company employee plans or modify existing Company employee plans), (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings, (D) pay its debts and taxes when due, and (E) carry on its business in compliance with all applicable law.

In addition, except (i) as expressly contemplated or permitted by the Merger Agreement, (ii) as required by law, (iii) as set forth in Exar’s confidential disclosure schedule to the Merger Agreement or (iv) as approved in advance by MaxLinear in writing or for certain other exceptions set forth in the Merger Agreement (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, Exar will not, and will cause its subsidiaries not to:

•	propose to adopt any amendments to or amend its certificates of incorporation or bylaws or comparable organizational documents;

•	authorize for issuance, issue, promise to issue, sell, deliver or agree or commit to issue, sell or deliver any securities of Exar or any subsidiary, except for (i) the issuance and sale of Shares pursuant the ESPP, (ii) the grant and issuance of vested Company restricted stock units pursuant to the Annual Incentive Awards, or (iii) the exercise or settlement of stock options, restricted stock units or other equity compensation awards outstanding prior to the date of the Merger Agreement, in each case, in accordance with terms as of the date of the Merger Agreement;

•	acquire, repurchase or redeem, directly or indirectly, or amend, any securities of Exar or any of its subsidiaries;

•	other than cash dividends made by any direct or indirect wholly-owned subsidiary of Exar to Exar or one of its subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Exar or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement);

•	(i) incur or assume any long-term or short-term debt or issue any debt securities;, except for (A) loans or advances to direct or indirect wholly-owned subsidiaries in the ordinary course of business consistent with past practices or advances to employees and consultants for travel and other business related expenses in the ordinary course of business and (B) trade payables incurred in the ordinary course of business consistent with past practices, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person except obligations of any of its direct or indirect wholly-owned subsidiaries of Exar, (iii) make any loans or capital contributions to or investments in any other person (other than a wholly-owned subsidiary) or (iv) mortgage or pledge any of Exar’s or its subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than certain permitted liens);

•	except for such changes as specifically required by the Merger Agreement to satisfy certain contractual obligations existing on March 28, 2017 that were disclosed to MaxLinear by Exar, (i) enter into, adopt, amend (including to provide for the acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance, change of control, or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any consultant, director, officer or employee in any manner or increase in any material manner the compensation or fringe benefits of any consultant, director, officer or employee of Exar or any subsidiary, or (ii) pay any special bonus, remuneration, benefit or other payment to any director, officer or employee of Exar or any subsidiary not required by any plan or arrangement as in effect as of March 28, 2017 and previously provided to MaxLinear; Merger Agreement, except that this paragraph will not prevent Exar or any of its subsidiaries from (x) entering into employment agreements, offer letters or retention agreements with non-officer employees in the ordinary course of business consistent with past practices and which are terminable at will and without any severance, change of control or similar obligations of Exar or its subsidiaries (or after the Merger Closing, MaxLinear or its subsidiaries, in their capacity, after giving effect to the Merger, as affiliates of Exar), or (y) taking any actions pursuant to the Annual Incentive Awards in accordance with the Merger Agreement;

•	promote any officer or employee of Exar or any subsidiary, other than in the ordinary course of business consistent with past practice or hire any employee with a title of vice president or above or terminate the employment of any employee other than for cause;

•	forgive any loans to any employees, officers or directors or any employees, officers or directors of any of Exar’s subsidiaries or affiliates;

•

make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under any Company employee plans or any agreements subject to the Company employee plans or any other contract of Exar; , other than deposits and contributions that are required pursuant to the express terms of any such Company employee plans in effect as of March 28, 2017 or as required by applicable law, and other than discretionary matching contributions made pursuant to Exar’s 401(k) plan in the ordinary course of business consistent with, and at levels that do not exceed, past practice;

•	enter into, amend, or extend any collective bargaining agreement;

•	acquire, sell, lease, transfer or dispose of any material property or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions (including by merger, consolidation, restructuring, recapitalization, reorganization, share purchase, asset purchase or similar transaction);, except for (i) transactions pursuant to an existing contract as set forth in the confidential disclosure schedule, (ii) acquisitions of operating assets in the ordinary course of business consistent with past practice, (iii) sales of inventory or products in the ordinary course of business, (iv) acquisitions not involving the acquisition of a business or person that are not in excess of $150,000, individually, or $350,000, in the aggregate or (v) dispositions of obsolete, surplus or worn out assets that are no longer used or useful in the conduct of the business of Exar or its subsidiaries;

•	except as may be required by changes in GAAP after March 28, 2017, make any change in any of the accounting principles or practices used by Exar or its subsidiaries;

•	make or change any material tax election, adopt or change any tax accounting method, amend any material tax return, settle or compromise any material tax liability or assessment by any Governmental Authority, surrender any right to claim a material tax refund, or consent to any extension or waiver of the limitations period applicable to a material tax claim or assessment;

•	(i) acquire or license any material intellectual property rights from any third party (except for commercially available intellectual property rights licensed from third parties on a non-exclusive basis for use in connection with Exar’s research, development and product commercialization activities in the ordinary course of business and consistent with past practices), (ii) grant any license or other right or forbearance (including any right or covenant of non-assertion) with respect to any material Company intellectual property rights other than non-exclusive licenses granted in the ordinary course of business consistent with past practice that do not impair, restrict, limit, or otherwise adversely affect Exar or any of its subsidiaries in any material respect, (iii) grant any license or other right or forbearance (including any right or covenant of non-assertion) with respect to any intellectual property right owned by or licensed to MaxLinear or any of its subsidiaries, (iv) divest or abandon any material Company intellectual property rights, or (v) except in the ordinary course of business consistent with past practice, modify any standard warranty term for any Exar or its subsidiaries’ products in any material respect, or materially amend or modify any product or service warranty;

•	enter into, amend in any material respect, or terminate any contract that would be a material contract, or amend in any material respect any material contract or waive or grant any release or relinquishment of any material rights under any Company material contract;

•	except in the ordinary course of business consistent with past practice, (i) enter into any lease or sublease of real property (ii) materially modify, amend or exercise any right to renew any lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder; (iii) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any leased real property or other real property, or any interest therein or part thereof; or (iv) make any material changes in the cost of construction of any such property;

•	acquire (by merger, consolidation or acquisition of equity assets or otherwise) any other person, including any securities of such person or all or substantially all of such person’s assets;

•	authorize, incur or commit to incur any new capital expenditures that in the aggregate, exceed $2,000,000;

•

commence any action (except in connection with a breach of the Merger Agreement or any other agreements contemplated hereby or demand notices that do not threaten litigation to enforce any rights under a Company material contract or material purchase orders) or settle or compromise any pending or threatened action;, other than the settlement, compromise, payment, discharge or satisfaction of actions (i) reflected or reserved against in full on the unaudited balance sheet of Exar contained in Exar’s Form 10-Q for the quarterly period ended January 1, 2017, and involving only the payment of money up to the amount reflected or reserved against on the Company balance sheet and without any admission of wrongdoing or culpability by Exar or any subsidiary and without any other obligations of Exar or any of its subsidiaries, (ii) fully paid for by the insurance providers under Exar’s existing insurance policies without any admission of wrongdoing or culpability by Exar or any subsidiary of Exar and without any other obligations of Exar or any of its subsidiaries, or (iii) relating to a breach of the Merger Agreement or any other agreements contemplated hereby;

•	except as required by GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

•	except as required by applicable law, convene any regular or special meeting of its stockholders (or any postponement or adjournment thereof) or propose any matters for consideration and vote of its stockholders at any Exar stockholder meeting, other than the Merger Agreement and the Merger;

•	except as required by applicable law, terminate or modify or waive in any material respect any right under (i) any material Exar permit or (ii) any non-material Company permit (other than in the ordinary course of business consistent with past practice);

•	waive any of its rights under any material confidentiality, non-disclosure, employee non-solicitation and other similar agreements to which it is a party;

•	adopt or otherwise implement any stockholder rights plan, “poison pill” or other comparable agreement or plan designed to have the effect of delaying, deferring or discouraging MaxLinear or Purchaser from consummating the transactions contemplated by the Merger Agreement; or

•	authorize any of, or agree or commit to take, any of foregoing actions.

Nonsolicitation Obligation. Exar has agreed to immediately cease (and cause its representatives to cease) any and all existing activities, discussions or negotiations with any persons with respect to any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal (as defined below) or Acquisition Transaction (as defined below). Exar must (a) promptly request that all confidential information that has been delivered, provided or furnished to a third party by or on behalf of Exar, within the one-year period prior to March 28, 2017 (whether or not pursuant to a binding confidentiality, non-disclosure or other similar agreement) in connection with any consideration, discussions or negotiations regarding a potential Acquisition Proposal or Acquisition Transaction be promptly returned or destroyed by such third party and its representatives (to the extent that the confidentiality agreement, non-disclosure or similar agreement between the third party and Exar or MaxLinear, as the case may be, provided for such representatives to comply with the foregoing) and (b) immediately terminate all physical and electronic data room access previously granted to any such third party or its representatives.

At all times during the period between March 28, 2017 and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, Exar will not (nor will it authorize or permit its representatives to) directly or indirectly,

•	solicit, initiate, induce, knowingly encourage or knowingly facilitate the making, submission or announcement of, any inquiry, proposal, offer, indication of interest or transaction that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction;

•	furnish to any person (other than MaxLinear, Purchaser or their respective designees) any non-public information relating to Exar or any of its subsidiaries, or afford access to its business, properties, assets, books or records, or the business, properties, assets, books or records of any of its subsidiaries, to any person (other than to MaxLinear, Purchaser or their respective designees), in a manner intended to assist or facilitate any inquiry, proposal, offer, indication of interest or transaction that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction, or take any other action intended to assist or facilitate any inquiries or the making of any inquiry, proposal, offer, indication of interest or transaction that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction;

•

participate or engage in discussions or negotiations with any person (other than MaxLinear, Purchaser or their respective designees) with respect to any inquiry, proposal, offer, indication of interest or transaction that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction other than to contact such person to request that such person clarify the terms and conditions of any Acquisition Proposal (solely to the extent that such an Acquisition Proposal would reasonably require such clarification with respect to one or more ambiguous terms contained therein);

•	approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction;

•	enter into any letter of intent, memorandum of understanding or other contract contemplating or otherwise relating to an Acquisition Proposal or Acquisition Transaction (other than any confidentiality agreement entered into in accordance with the non-solicitation provisions of the Merger Agreement);

•	except where failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board, under Delaware law, terminate, amend or waive, or fail to enforce, any rights under any “standstill” or other similar contract between it or any of its subsidiaries and any person (other than MaxLinear or Purchaser);

•	waive the applicability of Section 203 of the DGCL, or any portion thereof, to any person (other than MaxLinear or Purchaser); or

•	propose publicly or agree to any of the foregoing with respect to an Acquisition Proposal.

Notwithstanding the foregoing, before the Acceptance Time, Exar may, directly or indirectly through its representatives, (A) engage or participate in discussions or negotiations with any person that has made (and not withdrawn) a bona fide, unsolicited written Acquisition Proposal in respect of such party Merger Agreement that the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal (as described below) and (B) furnish any non-public information relating to Exar or any of its subsidiaries to any person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal; except that in the case of any action proposed to be taken pursuant to the foregoing clauses (A) or (B),

•	such Acquisition Proposal did not result from or arise out of a material breach or violation of the non-solicitation provisions of the Merger Agreement by Exar or its representatives and the person from whom Exar received such Acquisition Proposal has not made any other Acquisition Proposals (either alone or together with one or more other persons) to Exar that resulted from or arose out of a material breach or violation of the non-solicitation provisions of the Merger Agreement by Exar or by its representatives;

•	Exar has not materially breached or violated any of the non-solicitation provisions of the Merger Agreement in respect of such Acquisition Proposal (and any other Acquisition Proposals made by the same person, whether alone or together with one or more other persons);

•	the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action is reasonably likely to constitute a breach of its fiduciary duties under Delaware law;

•	prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such person in connection with an Acquisition Proposal, Exar gives MaxLinear written notice of the identity of such person and the material terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case Exar will also give MaxLinear a copy of such Acquisition Proposal and all written materials received from the person making such Acquisition Proposal relating thereto (including commitment letters and other financing related document supporting such proposal but excluding any incidental communications that are not material to such Acquisition Proposal) comprising or related thereto) and indicating Exar’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such person in accordance with the non-solicitation provisions of the Merger Agreement;

•

prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such person, Exar enters into a written confidentiality agreement with such person, the terms of which are no less favorable to such party than those contained in the Confidentiality Agreement described in the section “Other Agreements” (which confidentiality agreement will not include any provisions that would prevent or restrict Exar from providing any information to MaxLinear to which MaxLinear would be entitled under any provision of the Merger Agreement and will not be required to include a standstill); and

•	contemporaneously with furnishing any non-public information to such person, Exar furnishes such non-public information to MaxLinear (to the extent such information has not been previously furnished to MaxLinear).

Exar will keep MaxLinear reasonably informed on a prompt basis of the status of any discussions and negotiations with respect to any Acquisition Proposal or Acquisition Transaction and the material terms and conditions thereof (including all amendments or proposed amendments), or any request or inquiry that it receives (either directly or through any of its representatives). In addition to the foregoing obligations, Exar will provide MaxLinear with prompt (and in any event at least twenty-four hours (or such lesser notice period, if lesser notice is provided to the Company Board)) notice of a meeting of the Company Board (or any committee thereof) at which the Company Board (or any committee thereof) is reasonably expected to consider providing MaxLinear a Pre-Recommendation Change Notice (described below) with respect to an Acquisition Proposal or Acquisition Transaction.

Under the Merger Agreement, “Acquisition Proposal” means any proposal, offer, or indication of interest (other than a proposal, offer or indication of interest by MaxLinear or Purchaser) relating to any Acquisition Transaction.

Under the Merger Agreement, “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition or purchase by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) or greater interest in the total outstanding equity interests or voting securities of Exar, or any tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning fifteen percent (15%) or more of the total outstanding equity interests or voting securities of Exar; (ii) any acquisition or purchase of fifty percent (50%) or more of any class of equity or other voting securities of one or more subsidiaries of Exar, the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve month period ending on the last day of Exar’s most recently completed fiscal year) of Exar and its subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination or other similar transaction involving Exar pursuant to which the stockholders of Exar immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iv) any sale, lease (other than in the ordinary course of business), exchange, transfer, exclusive license (other than in the ordinary course of business), acquisition or disposition of assets of Exar or one or more of Exar’s subsidiaries that generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve month period ending on the last day of the applicable party’s most recently completed fiscal year) of Exar and its subsidiaries, taken as a whole; (v) any liquidation, dissolution, recapitalization or other significant corporate reorganization of Exar or one or more of its subsidiaries which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve month period ending on the last day of Exar’s most recently completed fiscal year) of Exar and its subsidiaries, taken as a whole; or (vi) any combination of the foregoing.

Under the Merger Agreement, “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal with respect to Exar, as applicable (except that for purposes of the definition of “Superior Proposal,” (x) all references to 15% and 50% in the definition of “Acquisition Transaction” will be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” will be replaced by 49.9%) that did not result from or arise in connection with a breach or violation in any material respect, as applicable, of the non-solicitation provisions of the Merger Agreement by Exar and with respect to which the Company Board will have determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel, and taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Proposal, the extent to which such Acquisition Proposal is conditioned on third-party financing and, if so, the extent to which the person proposing such Acquisition Proposal has obtained commitments for any such third-party financing) that (i) the acquiring party is reasonably capable of timely consummating the proposed Acquisition Proposal on the terms proposed and without unreasonable delay and (ii) the proposed Acquisition Proposal would be more favorable to the stockholders of Exar (in their capacity as such) from a financial point of view than the

Merger and other transactions contemplated by the Merger Agreement and any counter-offer or proposal made by MaxLinear pursuant to the non-solicitation provisions of the Merger Agreement.

Change in Board Recommendation. The Company Board has unanimously recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and to the extent applicable, adopt the Merger Agreement in accordance with the applicable provisions of Delaware law (the “Company Board Recommendation”). Neither the Company Board nor any committee thereof will

•	withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition the Company Board Recommendation or

•	approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction (“Company Board Recommendation Change”); except that notwithstanding the foregoing, at any time prior to the Acceptance Time, the Company Board may effect a Company Board Recommendation Change with respect to a Superior Proposal or Intervening Event (described below) if and only if either:

•	the following has occurred

•	the Company Board has received an unsolicited, bona fide, written Acquisition Proposal that the Company Board has determined in good faith (after consultation with a financial advisor of nationally recognized standing and outside legal counsel) constitutes a Superior Proposal;

•	such Acquisition Proposal did not result from or arise out of a breach of the provisions of the non-solicitation provisions of the Merger Agreement by Exar and the person from whom Exar received such Acquisition Proposal has not made any other Acquisition Proposals (either alone or together with one or more other persons) to Exar that resulted from or arose out of a material breach or violation of any of the non-solicitation provisions of the Merger Agreement by Exar;

•	Exar has not materially breached or violated any of the non-solicitation provisions of the Merger Agreement in respect of such Acquisition Proposal (and any other Acquisition Proposals made by the same person, whether alone or together with one or more other persons);

•	prior to effecting such Company Board Recommendation Change, the Exar will have given MaxLinear at least five business days’ prior written notice (which notice will not, by itself, constitute a Company Board Recommendation Change), which notice will attach such Superior Proposal, the definitive agreement and state expressly the identity of the person making such Superior Proposal and a summary of all the material terms and conditions of such Superior Proposal in reasonable detail, to the extent not included in the definitive agreement (the “Pre-Recommendation Change Notice”) and the opportunity for MaxLinear to meet and discuss in good faith potential amendments or other modifications to the terms and conditions of the Merger Agreement so that the Offer, the Merger and other transactions contemplated by the Merger Agreement may be effected;

•	MaxLinear will not have made, within five business days after receipt of Exar’s Pre-Recommendation Change Notice, a counter-offer or proposal that the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to its stockholders as such Superior Proposal; and

•	after such discussions, the Company Board determines in good faith (after consultation with its outside legal counsel and after considering in good faith any counter-offer or proposal made by MaxLinear pursuant to the previous bullet point that the failure to effect such Company Board Recommendation Change would be reasonably likely to constitute a breach of its fiduciary duties under Delaware law (every subsequent revision or modification to price or consideration of any other material revision or material modification to any such Superior Proposal will require a new written notice by the proposing party and a new five day “matching” period) or

•	in response to an Intervening Event that has occurred after the date of the Merger Agreement, if:

•

the Intervening Event does not involve the receipt of any Acquisition Proposal or inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Acquisition Transaction” (which, for the purposes of this clause, will be read without reference to the percentage thresholds set forth in the definition thereof); and

•	(1) prior to effecting the Company Board Recommendation Change Exar will have given MaxLinear at least five business days’ notice of the intent to consider such action (which notice will not, by itself, constitute a Company Board Recommendation Change) and the opportunity to meet and discuss in good faith the purported basis for the proposed Company Board Recommendation Change, MaxLinear’s reaction thereto and potential amendments and modifications to the terms and conditions of the Merger Agreement in response thereto so that the Offer and the Merger and other transactions contemplated by the Merger Agreement may be effected and (2) after such discussions, the Company Board determines in good faith (after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change would be reasonably likely to constitute a breach of its fiduciary duties under Delaware law.

Exar will keep confidential any counter-offers or proposals made by MaxLinear to revise the terms of the Merger Agreement, other than to the extent required to be disclosed in any SEC reports or under applicable law or stock exchange listing requirement.

Under the Merger Agreement, “Intervening Event” means, with respect to Exar, any material event, circumstance, change, effect, development or condition occurring or arising after the date of the Merger Agreement that was not known to, nor reasonably foreseeable by, any member of the Company Board, as of or prior to March 28, 2017 and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by Exar) pursuant to the Merger Agreement.

Director and Officer Indemnification and Insurance. For a period of six years following the Effective Time, the Surviving Corporation and its subsidiaries will, and MaxLinear must cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects Exar’s and its subsidiaries’ obligations under any and all indemnification agreements in effect on the date of the Merger Agreement that have been disclosed to MaxLinear between Exar or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Exar or any of its subsidiaries prior to the Effective Time (the “Indemnified Parties”).

In addition, for a period of six years following the Effective Time, the Surviving Corporation and its subsidiaries will, and MaxLinear will cause the Surviving Corporation and its subsidiaries to, cause their respective certificates of incorporation and bylaws (and other similar organizational documents) to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of Exar and its subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions will not be amended, repealed or otherwise modified in any respect except as and to the extent required by applicable law.

For a period of six years following the Effective Time, the Surviving Corporation will, and MaxLinear will cause the Surviving Corporation to, maintain in effect the existing policy of Exar’s directors’ and officers’ liability insurance (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with the Merger Agreement and the consummation of the Offer and the Merger and other transactions contemplated by the Merger Agreement to the extent that such acts or omissions are covered by the D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the D&O Policy on terms with respect to coverage and amounts that are no less favorable than those terms in effect on March 28, 2017; except that in no event will MaxLinear or the Surviving Corporation be required to expend in any one year an amount in excess of 250% of the current annual premium paid by Exar (set forth on Exar’s confidential disclosure schedule) for such insurance (such 250% amount, the “Maximum Annual Premium”), except that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary in the Merger Agreement, in lieu of its obligations, MaxLinear or Exar may purchase a six-year “tail” prepaid policy on the D&O Policy on terms and conditions no less advantageous, in the aggregate, than the D&O Policy, and in the event that MaxLinear purchases such a “tail” policy prior to the Effective Time, the Surviving Corporation will, and MaxLinear will cause the Surviving Corporation to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder in lieu of all other obligations of MaxLinear and the Surviving Corporation for so long as such “tail” policy will be maintained in full force and effect. If MaxLinear or the Surviving Corporation or any of their subsidiaries (or any of their successors or assigns) consolidates or merges with any other person and is not the continuing or surviving corporation or entity in such consolidation or merger or transfers at least fifty percent of its properties and assets to any person, then in each case proper provision will be made so that the continuing or surviving corporation or entity (or its successors and assigns), or transferee of such assets, as the case may be, will assume all of the obligations set forth in the Merger Agreement related to directors’ and officers’ indemnification and insurance. The obligations in this section titled “Director and Officer Indemnification and Insurance” will not be terminated, amended or otherwise modified in a manner as to adversely affect any Indemnified Party without the prior written consent of such person.

Debt Financing. MaxLinear will use its reasonable best efforts to take (or cause to be taken) all actions reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing at or prior to the Merger Closing, including using its reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter in accordance with its terms and conditions, (ii) comply with its obligations under the Debt Commitment Letter, (iii) negotiate and enter into definitive agreements on the terms and conditions contained in the Debt Commitment Letter as promptly as practicable, but in no event later than the Acceptance Time, or on such other terms and conditions no less favorable in the aggregate to MaxLinear than the terms and conditions contained in the Debt Commitment Letter (provided that such other terms would not reasonably be expected to delay or hinder the Acceptance Time or adversely impact the ability of MaxLinear to obtain the proceeds of the Debt Financing at or prior to the Closing Date), (iv) satisfy (or seek waiver of) on a timely basis all conditions applicable to MaxLinear in the Debt Commitment Letter (or definitive agreements entered into with respect to the Debt Commitment Letter), (v) prepare the information memoranda, preliminary and final offering memoranda or prospectuses, registration statements and other materials to be used in connection with obtaining the Debt Financing prior to the anticipated date on which all of the Offer Conditions have been satisfied or waived, to the extent reasonably practicable and (vi) in the event that all conditions in the Debt Commitment Letter have been satisfied, cause the Financing Sources (described below) to fund the Debt Financing at the Merger Closing; provided, that, notwithstanding anything to the contrary herein, MaxLinear will not be required to arrange and obtain the proceeds of the Debt Financing in accordance with the foregoing clause (i) through (vi), and will not be required to enter into definitive agreements with respect thereto, if the cash or other sources of immediately available funds MaxLinear has or will have prior to the Merger Closing, including, without limitation, cash and cash equivalents (including short-term marketable securities) of the Company and the net proceeds of any Substitute Financing (described below)) are in an amount sufficient to enable it to consummate the Merger and the other transactions contemplated by the Merger Agreement and to pay any related fees and expenses.

MaxLinear will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Debt Commitment Letter (other than pursuant to “flex” provisions) without the consent of Exar if such amendment, modification or waiver would (i) reduce the aggregate amount of the Debt Financing to be funded on the date of the Closing Date (unless MaxLinear has a sufficient amount of available cash on hand from other sources, including, without limitation, cash and cash equivalents (including short-term marketable securities) of Exar, to make the Financing Ability Representation (described below), (ii) impose new or additional conditions to, or expand any of the conditions to, the receipt of the Debt Financing in a manner that could reasonably be expected to delay, impede or prevent the timely funding or satisfaction of the conditions of the Debt Financing, (iii) adversely impact the ability of MaxLinear to enforce its rights against the Financing Sources, or (iv) adversely impact the ability of MaxLinear to obtain the proceeds of the Debt Financing on the Closing Date, provided, that, for the avoidance of doubt, MaxLinear may amend (by joinder or otherwise), amend and restate or replace the existing Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of March 28, 2017, subject to the conditions set forth in (i) through (iv) above.

The Debt Commitment Letter may be amended, restated, supplemented or otherwise modified or superseded at the option of MaxLinear by instruments that either amend, amend and restate, or replace the existing Debt Commitment Letter on economic terms that are no less favorable in any material respect to MaxLinear than the terms under the existing Debt Commitment Letter (a “Substitute Financing”); provided that the terms of any such Substitute Financing will not (i) reduce the aggregate amount of the Debt Financing to be funded on the Closing Date (unless MaxLinear has a sufficient amount of available cash on hand from other sources, including, without limitation, cash and cash equivalents (including short-term marketable securities and the proceeds of any such Substitute Financing) of Exar, to make the Financing Ability Representation, (ii) impose new or additional conditions to the availability of the Substitute Financing at the Merger Closing or otherwise expand any of the conditions to the receipt of the Substitute Financing at the Merger Closing, (iii) impose any other terms that could reasonably be expected to delay, impede or prevent the timely funding of such Substitute Financing at or prior to the Merger Closing or the satisfaction of the conditions to obtaining the Substitute Financing, or (iv) adversely impact the ability of MaxLinear to enforce its rights against the Financing Sources providing such Substitute Financing, in each case, as compared to the terms and conditions contained in the Debt Commitment Letter. MaxLinear will (i) furnish Exar complete, correct and executed copies of any amendments, restatements, supplements, amendment and restatements, modifications or replacements to the Debt Commitment Letter and (ii) give Exar prompt notice of any breach or material dispute or disagreement by any party of the Debt Commitment Letter of which MaxLinear becomes aware or any termination thereof; provided that in no event will MaxLinear be under any obligation to disclose any information pursuant to clauses (i) or (ii) that, on the advice of outside counsel, would waive the protection of attorney-client or similar privilege if such party will have used reasonable best efforts to disclose such information in a way that would not waive such privilege. “Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange all or any part of the Debt Financing or other financings, including any Substitute Financing, in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto (but excluding MaxLinear and any of its subsidiaries), together with their respective affiliates, and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

In the event that any portion of the Debt Financing becomes unavailable prior to the Closing Date or is otherwise not obtained by the Closing Date on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions) and such portion is required to consummate the Merger, (i) MaxLinear will promptly notify Exar and (ii) MaxLinear will use its reasonable best efforts to arrange and obtain any such portion from alternative sources of Substitute Financing as promptly as practicable following the occurrence of such event. Notwithstanding the provisions of this paragraph, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions) and such portion is required to consummate the Merger, the Debt Commitment Letter may be amended, restated, supplemented or otherwise modified or superseded at the option of MaxLinear after the date of the Merger Agreement but prior to the Closing Date by instruments that either amend, amend and restate, or replace the existing Debt Commitment Letter or contemplate co-investment by or financing from one or more other or additional parties; provided that the terms of any such new or amended commitment letters will not (A) reduce the aggregate amount of the Debt Financing to be funded on the Closing Date (unless MaxLinear has a sufficient amount of available cash on hand from other sources to make the Financing Ability Representation), (B) impose new or additional conditions to receipt of the Debt Financing, or otherwise expand any of the conditions to the receipt of the Debt Financing, in a manner that could reasonably be expected to delay, impede or prevent the timely funding of the Debt Financing on the Closing Date, or the satisfaction of the conditions to obtaining the Debt Financing, or (C) adversely impact the ability of MaxLinear to enforce its rights against the Financing Sources and otherwise complies with the restrictions on a Substitute Financing set forth in the above paragraph. MaxLinear will deliver true and correct copies of all new or amended commitment letters (including redacted fee and engagement letters in respect of any new or amended commitment letters). Each of MaxLinear and Purchaser acknowledges and agrees that neither the obtaining of the Debt Financing or any alternative financing is a condition to the Merger Closing and consummation of the Offer.

Under the Merger Agreement, “Financing Ability Representation” means, with respect to MaxLinear, that

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assuming (i) the Debt Financing is funded in accordance with the Debt Commitment Letter, and (ii) the accuracy of the representations and warranties of Exar set forth in the Merger Agreement and its compliance with the covenants set forth in the Merger Agreement (except, in the case of clause (ii), where the failure to be accurate or to comply would not reasonably be expected to result in more than a de minimis increase in the payment of the aggregate amounts payable by MaxLinear and Purchaser in connection with the consummation of the transactions contemplated by the Merger Agreement), the net proceeds contemplated by the Debt Financing pursuant to the Debt Commitment Letters, together with Exar’s cash and cash equivalents (including short-term marketable securities) and cash and cash equivalents of MaxLinear, will, in the aggregate be sufficient for MaxLinear to consummate the transactions contemplated hereby, including the payment of the aggregate amounts payable pursuant to the Merger Agreement and the transactions contemplated by the Merger Agreement. MaxLinear and Purchaser’s obligations to consummate the Offer and the Merger and any other transactions contemplated hereby are not subject to a condition regarding MaxLinear or Purchaser’s obtaining any additional funds;

•	MaxLinear has delivered to Exar true, correct and complete copies, as of the date of the Merger Agreement, of the fully executed Debt Commitment Letter from the Financing Sources, together with any executed fee letters related thereto pursuant to which such Financing Sources committed to provide the Debt Financing; and

•	As of the date of the Merger Agreement, the Debt Commitment Letter had not been amended or modified in any respect, no such amendment or modification is contemplated (except for amendments to add additional Financing Sources thereto, and any amendments or modifications to effectuate any “market flex” terms), and, to the knowledge of MaxLinear, the respective commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, amended, modified or rescinded in any respect. As of the date of the Merger Agreement, there were no side letters, contracts, arrangements or other agreements or understandings to which MaxLinear, Purchaser, or any of their affiliates is a party relating to the funding or investing, as applicable, of the full amount of the Debt Financing other than the Debt Commitment Letter.

•	As of the date of the Merger Agreement, MaxLinear has paid, or caused to be paid, in full any and all fees (including commitment fees and other fees) required to be paid under the Debt Commitment Letter that are payable on or prior to the date of the Merger Agreement and will pay, or cause to be paid, all additional fees arising under the Debt Commitment Letter as they become due. The Debt Financing is not subject to any conditions precedent, arrangements or other contingencies other than as expressly set forth in the Debt Commitment Letter and, as of the date of the Merger Agreement, the Debt Commitment Letter is (x) to the knowledge of MaxLinear, in full force and effect and (y) the legal, valid, binding and enforceable obligation of MaxLinear and, to the knowledge of MaxLinear, each of the other parties thereto, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. As of the date of the Merger Agreement, (x) no breach by MaxLinear of any term of, or default by MaxLinear under, the Debt Commitment Letter exists and (y) to the knowledge of MaxLinear, no breach by any other party to the Debt Commitment Letter of any term of, or default by any other party to the Debt Commitment Letter under, the Debt Commitment Letter exists. As of the date of the Merger Agreement, assuming the satisfaction of the Offer Conditions on the Closing Date, MaxLinear has no reason to believe that (i) MaxLinear or any other party to the Debt Commitment Letter will be unable to satisfy on a timely basis any of the conditions that are required to be satisfied by it as a condition to the obligations under the Debt Commitment Letter prior to the expiration thereof and (ii) any portion of the Debt Financing will not be made available to MaxLinear at the Merger Closing.

Financing Cooperation. Prior to the Acceptance Time, Exar will, and will cause its subsidiaries to, and will use reasonable best efforts to cause its representatives to provide such cooperation in connection with any financing (including, without limitation, the Debt Financing and any Substitute Financing) by MaxLinear or any of its subsidiaries in connection with the Merger as may be reasonably requested by MaxLinear. Exar will, and will cause its subsidiaries to, use reasonable best efforts to:

•	furnish MaxLinear and the Financing Sources with the required information and all other financial and other pertinent information and disclosures regarding Exar and its subsidiaries as may be reasonably requested by the Financing Sources for use in connection with any financing;

•	if MaxLinear pursues a Substitute Financing, participate at reasonable times in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions (including sessions with prospective lenders, investors and rating agencies);

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assist with the preparation of materials for rating agency presentations, confidential information memoranda, offering documents, private placement memoranda and other similar documents including road show or investor meeting slides in connection with any financing (including requesting customary consents of accountants for use of their reports in any materials relating to such financing and the delivery of one or more customary representation letters and/or customary authorization letters);

•	provide reasonable cooperation with the pledging of collateral, which any such pledges will only be effective after the Effective Time, in connection with such financing as may be reasonably requested by the Financing Sources;

•	take such actions as are reasonably necessary to permit the Financing Sources to evaluate Exar’s and its subsidiaries inventory, current assets, cash management and accounting systems, policies and related procedures for the purpose of establishing collateral arrangements required to be established as of the Merger Closing under the Debt Commitment Letter;

•	provide reasonable cooperation with the marketing efforts of MaxLinear and the Financing Sources providing any portion of such financing;

•	if requested by a Financing Source at least three (3) business days prior to the Merger Closing, provide information related to Exar which such Financing Source has reasonably requested and that such financing source has determined is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act;

•	use reasonable best efforts to obtain customary accountants’ comfort letters and customary local counsel legal opinions to the extent required from the Financing Sources, including furnishing, drafts of such comfort letters (which will provide “negative assurance” comfort) which such accountants are prepared to issue upon completion of customary procedures; and

•	facilitate the execution and delivery (at the Merger Closing) of definitive documents related to the Debt Financing or any Substitute Financing to the extent required to be delivered as of the Merger Closing.

Exar consents to the use of all of its and its subsidiaries’ logos in connection with the Debt Financing or any Substitute Financing; provided that such logos are used solely in relation to the Debt Financing or any Substitute Financing and in a manner that is not intended to, and is not reasonably likely to harm or disparage, Exar or any of its subsidiaries, or the reputation or goodwill of Exar, its subsidiaries and its or their respective marks, products, services, offerings or intellectual property rights.

Notwithstanding the provisions of this paragraph or any other provision of the Merger Agreement, nothing in the Merger Agreement will require Exar or any of its subsidiaries to:

•	waive or amend any terms of the Merger Agreement or agree to pay any fees or reimburse any expenses prior to the Acceptance Time for which it has not received prior reimbursement from MaxLinear;

•	enter into any definitive agreement that is effective prior to the Acceptance Time;

•	give any indemnities that are effective prior to the Acceptance Time;

•	take any action that would unreasonably interfere with the ongoing operations of Exar or its subsidiaries or could reasonably result in damage to, or the destruction of, any material property or assets of Exar or any of its subsidiaries; or

•	provide any information or take any action that will conflict with or violate its organizational documents or any applicable legal requirement or would result in a violation or breach of, or default under, any material contract to which Exar or any of its subsidiaries is a party.

In addition, no action, liability or obligation of Exar, any of its subsidiaries or any of their respective representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Acceptance Time, and neither Exar nor any of its subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Debt

Financing) contemplated by this paragraph that is not contingent on the occurrence of the Merger Closing or that must be effective prior to the Acceptance Time. Nothing in the Merger Agreement will require:

•	any officer, counsel or representative of Exar or any of its subsidiaries to deliver any certificate or opinion or take any other action pursuant to this paragraph or any other provision of the Merger Agreement that would reasonably be expected to result in personal liability to such officer or representative or

•	the members of the Company Board as of March 28, 2017 to approve any financing or contracts related thereto prior to the Acceptance Time or to take any action that would be effective prior to the Effective Time or require Exar or any of its affiliates or representatives, as applicable, to waive or amend any terms of the Merger Agreement, agree to pay any commitment or other fees or reimburse any expenses (for which Exar is not promptly reimbursed by MaxLinear prior to the Closing Date or termination of the Merger Agreement) or to approve the execution or delivery of any document or certificate in connection with the Debt Financing (or any alternative financing) prior to the Acceptance Time.

All non-public or other confidential information provided by Exar or any of its representatives pursuant to the Merger Agreement will be kept confidential in accordance with the Confidentiality Agreement (described in the section “Other Agreements”), except that MaxLinear will be permitted to disclose such information (i) as is legally required to be disclosed in any offering documents related to any Debt Financing or Substitute Financing, and only with the written consent of Exar, which consent cannot be unreasonably withheld or (ii) to any Financing Sources or prospective financing sources, ratings agencies and other financial institutions and investors that are or may become parties to such financing and to any underwriters, initial purchasers or placement agents in connection with such financing (and, in each case, to their respective counsel and auditors) so long as (i) such persons agree to be bound by the Confidentiality Agreement as if parties thereto and (ii) such persons are subject to other confidentiality undertakings customary for financings of the same type as the Debt Financing.

MaxLinear agrees to (i) indemnify, defend and hold harmless Exar, its subsidiaries and their respective representatives from and against any loss, damages, claim, cost, liability, obligation or expense suffered or incurred in connection with the Debt Financing or any Substitute Financing, any arrangement thereof and any information provided in connection therewith except (A) historical financial information relating provided in writing by or on behalf of Exar and its subsidiaries for use therein and (B) to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of Exar or its subsidiaries and (ii) promptly, upon request of Exar, reimburse Exar and its subsidiaries for all reasonable out-of-pocket costs incurred by Exar or its subsidiaries in connection with this paragraph. This paragraph survives termination of the Merger Agreement.

Termination Prior to Acceptance Time. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time as follows:

•	by mutual written agreement of MaxLinear and Exar that has been duly authorized by the Company Board and the MaxLinear Board;

•	by either MaxLinear or Exar, if any Governmental Authority of competent jurisdiction has (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger any law that is in effect and has the permanent effect of making the consummation of the Offer or the Merger illegal, or which has the effect of permanently prohibiting, preventing or otherwise restraining the consummation of the Offer or the Merger, or (ii) issued or granted any order that is in effect and has the effect of making the Offer or the Merger illegal or which has the permanent effect of prohibiting, preventing or otherwise restraining the Offer or the Merger, and such order has become final and non-appealable; except that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to any party to the Merger Agreement whose action or failure to fulfill any covenant or obligation under the Merger Agreement has been a proximate cause of, or resulted in, the issuance or grant of any such order, and such action or failure to fulfill any covenant or obligation constitutes a material breach of the Merger Agreement;

•

by MaxLinear or Exar, if the Purchaser (or MaxLinear on Purchaser’s behalf) has not accepted for payment any Shares pursuant to the Offer on or before July 28, 2017; except that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to any party whose action or failure to fulfill any covenant or obligation under the Merger Agreement has been a proximate cause of, or resulted in (i) in any of the Offer Conditions having failed to be satisfied on or before July 28, 2017, or (ii) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement without Purchaser (or MaxLinear in Purchaser’s behalf) having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to fulfill any covenant or obligation constitutes a material breach of the Merger Agreement;

•	by Exar (provided it is not then in material breach of any of its covenants and obligations under the Merger Agreement), in the event of (i) a breach of any covenant or obligation set forth in the Merger Agreement by MaxLinear or Purchaser that has, or would reasonably be expected to have, a Parent Material Adverse Effect (as described below), or (ii) any inaccuracy in any of the representations and warranties of MaxLinear or Purchaser in the Merger Agreement have become inaccurate in a manner that has, or would reasonably be expected to have, a Parent Material Adverse Effect; except that if such breach, or such inaccuracies, are curable by MaxLinear or Purchaser prior to July 28, 2017, then Exar may not terminate the Merger Agreement pursuant to this paragraph until the expiration of a thirty calendar day period after delivery of written notice of such breach or inaccuracy to Exar;

•	by MaxLinear (provided it is not then in material breach of any of its covenants and obligations under the Merger Agreement), if (i) there is a breach of any covenant or obligation set forth in the Merger Agreement, or (ii) any inaccuracy in any of the representations and warranties of Exar in the Merger Agreement when made or at any time prior to the Acceptance Time, in either case such that the Offer Conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; except that if such breach or such inaccuracy is curable prior to July 28, 2017, then MaxLinear will not be permitted to terminate the Merger Agreement pursuant to this paragraph until the expiration of a thirty calendar day period after delivery of written notice of such breach or inaccuracy to Exar;

•	by MaxLinear, if there is a Triggering Event (described below) at any time prior to the Acceptance Time; or

•	by Exar, if the Company Board has effected a Company Board Recommendation Change in order to accept a Superior Proposal and simultaneously with any such termination under this paragraph Exar enters into a definitive agreement with respect to such Superior Proposal; provided, that, Exar will not terminate the Merger Agreement pursuant to this paragraph, and any purported termination pursuant to this paragraph will be void and of no force or effect, unless, in advance of, or concurrently with, such termination, Exar pays the Termination Fee Amount (described below).

Under the terms of the Merger Agreement, “Parent Material Adverse Effect” means any fact, event, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects, has had, or would reasonably be expected to have, a material adverse effect on the ability of MaxLinear to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) in accordance with the terms of the Merger Agreement and applicable law.

Under the terms of the Merger Agreement, “Company Material Adverse Effect” means any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Company Material Adverse Effect, has had, or would reasonably be expected to have a material adverse effect on (i) the ability of Exar of its subsidiaries to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) in accordance with the terms of the Merger Agreement and applicable law or (ii) the business, operations, financial conditions or results of operations of Exar and its subsidiaries, taken together as a whole; except that for purposes of clause (ii) only, that no fact, event, circumstance, change or effect (by themselves or when aggregated with any other fact, event, circumstance, change or effect) resulting from, relating to or arising out of the following will be deemed to be or constitute a Company Material Adverse Effect, and no fact, event, circumstance, change or effect resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

•	economic, financial or political conditions in the United States or any other jurisdiction in which Exar or any of its subsidiaries has substantial business or operations, and any changes therein, but solely to the extent that such changes does not have a disproportionate impact on Exar and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

•	conditions in the semiconductor industry, and any changes therein, but solely to the extent that such changes do not have a disproportionate impact on Exar and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

•	conditions in the financial markets, and any changes therein, but solely to the extent that such changes do not have a disproportionate impact on Exar and its subsidiaries, taken as a whole, relative to other companies in Exar’s industry;

•	the announcement or pendency of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	changes following the date of the Merger Agreement in law or GAAP (or any interpretations of GAAP), but solely to the extent that such changes do not have a disproportionate impact on Exar and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

•	any acts of war or natural disasters, but solely to the extent that such effects do not have a disproportionate impact on Exar and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

•	any action (A) taken that is expressly required by the terms of the Merger Agreement (other than certain affirmative interim covenants) or (B) taken at the written request of MaxLinear (solely with respect to actions not otherwise expressly required by the terms of the Merger Agreement) or with the prior written consent or approval of MaxLinear after March 28, 2017;

•	changes in Exar’s stock price or the trading volume of Exar stock in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition); or

•	the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition.

Under the terms of the Merger Agreement, “Triggering Event” will mean, and will be deemed to have occurred if, prior to the Acceptance Time, any of the following occurs with respect to Exar: (i) Exar breached the non-solicitation terms of the Merger Agreement in any material respect (whether or not resulting in the receipt of an Acquisition Proposal), (ii) Exar failed to include in the Company Board Recommendation in the Schedule 14D-9, (iii) the Company Board or any committee thereof has for any reason effected a Company Board Recommendation Change, (iv) the Company Board or any committee thereof has for any reason approved, or recommended that the Company’s stockholders approve, any Acquisition Proposal or Acquisition Transaction other than the transactions contemplated by the Merger Agreement (whether or not a Superior

Proposal), (v) an Acquisition Proposal (whether or not a Superior Proposal) has been made in respect of Exar by a person unaffiliated with MaxLinear and, after notice of such Acquisition Proposal is first published, sent or given to Exar’s stockholders, within five (5) business days of the request by MaxLinear to do so, Exar has not sent to its stockholders, a statement unconditionally reaffirming the Company Board Recommendation and unconditionally recommending that its stockholders reject such Acquisition Proposal and not tender any shares of its capital stock into such Acquisition Proposal if made in the form of a tender or exchange offer, or (vi) except for the confidentiality agreement required pursuant to the Merger Agreement as a pre-condition to taking any actions described therein, Exar will have entered into a letter of intent, memorandum of understanding or other contract accepting any Acquisition Proposal (whether or not a Superior Proposal).

Effect of Termination. If the Merger Agreement is validly terminated it will become void and there will be no liability on the part of any party hereto or any of its directors, officers, affiliates or stockholders except (a) that the provisions of this paragraph, provisions regarding fees and expenses, and the general provisions set forth in Article XI of the Merger Agreement will survive any termination of the Merger Agreement and (b) nothing herein will relieve any party from liability for any willful, knowing and material breach of the Merger Agreement or for common law fraud. The Confidentiality Agreement will survive termination of the Merger Agreement as provided therein.

Termination Fees. Exar will pay MaxLinear, a fee in the amount of $24.8 million plus documented MaxLinear out-of-pocket expenses associated with the transactions contemplated by the Merger Agreement of up to $3 million (the “Termination Fee Amount”) by wire transfer of immediately available funds to an account or accounts designated in writing by MaxLinear, within one business day after demand by MaxLinear, if (A) following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement, an Acquisition Proposal in respect of Exar has been publicly announced or has become publicly known, or any person will have publicly announced an intention to make an Acquisition Proposal in respect of Exar and such Acquisition Proposal has not been withdrawn at least 10 business days prior to the then-scheduled Expiration Date, (B) the Merger Agreement is terminated pursuant to bullet point 3 of the section titled “Termination Prior to Acceptance Time”, and (C) within twelve months following the termination of the Merger Agreement, either an Acquisition Transaction in respect of Exar (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Exar enters into a letter of intent, memorandum of understanding or other contract providing for an Acquisition Transaction in respect of Exar (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not consummated during the foregoing 12-month period); except that for the purposes of this paragraph, (x) all references to 15% and 50% in the definition of “Acquisition Transaction” will be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” will be replaced by 49.9%.

Exar will pay to MaxLinear a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by MaxLinear, within one business day after demand by MaxLinear, in the event that (A) following the execution and delivery of the Merger Agreement and (x) in the case of a termination pursuant to bullet point 5 of the section titled “Termination Prior to Acceptance Time”, prior to the breach forming the basis of such termination contemplated by the following clause (B) and (y) in the case of a termination pursuant to bullet point 3 of the section titled “Termination Prior to Acceptance Time”, prior to the termination of the Merger Agreement, in each case, a bona fide Acquisition Proposal with respect to Exar will have been made to Exar or the Company Board or a bona fide Acquisition Proposal in respect of Exar will have been directly communicated or otherwise made known to any of Alonim Investments Inc., Simcoe Capital Management, LLC, Ryan A. Benton, Behrooz Abdi, Dr. Izak Bencuya, Pierre Guilbault, Brian Hilton, Gary Meyers, Keith Tainsky, Jeffrey Jacobowitz, Hung Le, James Lougheed, and Daniel Wark, or will have been publicly announced or will have become publicly known, or any person will have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Exar, (B) MaxLinear terminates the Merger Agreement pursuant to either bullet points 3 or 5 of the section titled “Termination Prior to Acceptance Time”, and (C) within twelve (12) months following the termination of the Merger Agreement, either an Acquisition Transaction in respect of Exar (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Exar enters into a letter of intent, memorandum of understanding or other contract providing for an Acquisition Transaction in respect of Exar (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not consummated during the foregoing 12-month period); except that for the purposes of this paragraph, (x) all references to 15% and 50% in the definition of

“Acquisition Transaction” will be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” will be replaced by 49.9%.

If the Merger Agreement is terminated pursuant to bullet point 6 of the section titled “Termination Prior to Acceptance Time”, Exar will pay to MaxLinear, within two business days after demand by MaxLinear, the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by MaxLinear.

If the Merger Agreement is terminated pursuant to bullet point 7 of the section titled “Termination Prior to Acceptance Time”, Exar will pay to MaxLinear, in advance of or contemporaneously with such termination, the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by MaxLinear.

If Exar fails to pay the Termination Fee Amount in a timely manner and, in order to obtain such payment, MaxLinear makes a claim that results in a judgment against Exar, Exar must promptly reimburse MaxLinear its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the Termination Fee Amount at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

Support Agreements. Certain of the Company’s stockholders, as owners of the Shares and Shares issuable upon exercise of outstanding options, restricted stock units, and performance stock options and units, as applicable, entered into Support Agreements with MaxLinear, that, among other things (i) restrict the transfer of their Shares; (ii) obligate each of them to grant an irrevocable proxy to MaxLinear, and to vote their respective Shares against any action or agreement that would in any material respect impede, interfere with or inhibit the timely consummation of the Offer or the Merger; and (iii) obligate each of them to tender all their respective Shares in the Offer not later than the fifteenth business day after commencement of the Offer (or if such individual has not received the Offer Documents by such time, within four business days following receipt of such documents) and no later than the fifth business day after such individual acquires beneficial ownership of any additional Shares.

Based on the number of Shares outstanding as of March 27, 2017, the number of Shares beneficially owned by the stockholders that entered into the Support Agreements and eligible to be tendered in the Offer represent approximately 20% of Exar’s issued and outstanding common stock. This summary is qualified in its entirety by reference to the forms of Support Agreement, which are filed as Exhibits (a)(2)(B) and (a)(2)(C) to the Schedule TO and are incorporated by reference herein.

Confidentiality Agreement. On November 21, 2016, Exar and MaxLinear entered into the Confidentiality Agreement in order to facilitate the consideration and negotiation of a possible negotiated transaction involving the parties and/or their affiliates. Under the Confidentiality Agreement, Exar and MaxLinear agreed, subject to certain exceptions, (i) not to make use of or disclose to any other person any of the other party’s confidential information, (ii) to certain employee non-solicitation provisions for a period of twelve months commencing on the date of the Confidentiality Agreement, and (iii) to certain standstill provisions during the twelve month period commencing on the date of the Confidentiality Agreement.

The foregoing summaries of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

Exclusivity Agreement. On February 19, 2017, Parent and Exar entered into an Exclusivity Agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, Exar agreed that, until 11:59 p.m. (San Francisco time) on March 21, 2017 (the “Expiration of Exclusivity”), neither Exar nor its representatives would, directly or indirectly: (i) solicit, initiate, seek, knowingly encourage, promote or support any inquiry, proposal or offer from, (ii) furnish any non-public information regarding Exar to, or (iii) participate in any discussions or negotiations with, in each case any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other entity, person or group of any of the foregoing (other than Parent and its representatives) regarding an acquisition of 5% or more of the outstanding capital stock of or other equity interests in Exar or any of its subsidiaries or 5% or more of the consolidated assets of Exar (including by way of any merger, consolidation, tender or exchange offer, recapitalization, extraordinary dividend or joint venture with or involving Exar or any of its subsidiaries or any acquisition, sale or transfer of any of the business, properties, securities, or assets of Exar or any of its subsidiaries), or any other similar transaction involving Exar or any of its subsidiaries that would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the transaction. Exar agreed to immediately terminate any such discussions or negotiations in progress related to an alternative transaction and agreed to not reinitiate or otherwise engage in any further discussions or negotiations with any Third Parties during this period. The Exclusivity Agreement also requires Exar to notify the Parent of any communication, offer or proposal from a third party regarding or relating to a potential alternative transaction. The Exclusivity Agreement was amended on March 17, 2017 to extend the Expiration of Exclusivity through March 27, 2017 and again on March 26, 2017 to further extend the Expiration of Exclusivity through April 3, 2017.

This summary of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(3) to the Schedule TO, and is incorporated by reference herein.

Compensation Arrangements with Exar Executives. As of the execution of the Merger Agreement and as of the date of this Offer to Purchase, MaxLinear has not entered into any new offer letters or employment agreements with any of Exar’s executive officers.

12. Purpose of the Offer; Plans for Exar.

Purpose of the Offer. The purpose of the Offer is for MaxLinear to acquire control of, and all of the equity interests in, Exar. The Offer, as the first step in the acquisition of Exar, is intended to facilitate the acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. The Merger Closing will take place promptly after the consummation of the Offer.

If you sell your Shares in the Offer, you will cease to have any equity interest in Exar or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Exar or any right to participate in its earnings and future growth. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Exar.

Merger Without a Meeting. If the conditions to the Offer are satisfied and the Offer is consummated, we will not seek the approval of Exar’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. With respect to a tender offer, Section 251(h) of the DGCL provides that the word “consummate” (and with correlative meaning, “consummation” and “consummating”) means the irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refer to the occurrence of the Acceptance Time. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of Exar pursuant to and in accordance with Section 251(h) of the DGCL.

Plans for Exar. It is expected that, initially following the Merger, the business and operations of Exar will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the Merger Closing, MaxLinear may consolidate or reorganize certain corporate entities in Exar’s structure, but MaxLinear has no present plans or proposals to sell or transfer any such entities or change the business or operations of Exar as a result of such consolidation or corporate reorganization. MaxLinear will continue to evaluate the business and operations of Exar during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, MaxLinear intends to review such information as part of a comprehensive review of Exar’s business, operations, capitalization and management with a view to optimizing development of Exar’s potential.

No employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Exar, on the one hand, and MaxLinear or Purchaser, on the other hand, existed as of March 28, 2017, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Exar entering into any such agreement, arrangement or understanding.

At the Effective Time, (a) the certificate of incorporation of Exar will be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware law and such certificate of incorporation; except that at the Effective Time the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “Exar Corporation” and (b) the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware law, the certificate of incorporation of the Surviving Corporation and such bylaws.

At the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, appointed or qualified.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for Exar—Plans for Exar”, MaxLinear and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Exar or any of its subsidiaries (such as a merger, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Exar or any of its subsidiaries, (iii) any material change in Exar’s capitalization or dividend policy, or (iv) any other material change in Exar’s corporate structure or business or composition of its management or board of directors.

13. Certain Effects of the Offer.

Market for the Shares. If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Shares because MaxLinear intends to consummate the Merger immediately following the Acceptance Time.

Stock Quotation. The Shares are currently listed on the NYSE. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be MaxLinear. The NYSE requires, among other things, that any listed shares of common stock have at least 600,000 publicly held shares. Immediately following the consummation of the Merger, MaxLinear intends and will cause Exar to delist the Shares from the NYSE.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Immediately following the consummation of the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Exar to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Exar to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Exar, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Exar and persons holding “restricted securities” of Exar to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the shares would no longer be “margin securities” or be eligible for listing on the NYSE. We intend and will cause Exar to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from March 28, 2017 to until the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement pursuant in accordance with its terms, unless expressly permitted by the Merger Agreement, set forth in a confidential disclosure schedule to the Merger Agreement or approved in advance in writing by MaxLinear, other than cash dividends made by any direct or indirect wholly-owned subsidiary of Exar to Exar or one of its subsidiaries, Exar will not, and will cause its subsidiaries not to, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock.

15. Certain Conditions to the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to (and MaxLinear will not be required to cause Purchaser to) accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), pay for any tendered Shares, and Purchaser may (and MaxLinear may cause Purchaser to) delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC (including Rule 14e 1(c) under the Exchange Act), the payment for, any Shares that are validly tendered in the Offer (and not validly withdrawn) prior to the scheduled expiration of the Offer, in the event that (each of the following items, the “Offer Conditions”):

•	at the scheduled expiration of the Offer, there will not have been validly tendered, in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares), a number of Shares that, taken together with any Shares then owned by MaxLinear and Purchaser, represent at least one more than 50% of the sum of (i) all then outstanding Shares plus (ii) the number of shares underlying all then outstanding Vested Company Options (as defined below) plus (iii) the number of shares issuable upon settlement of all then outstanding Company Restricted Stock Units (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”); or

•	immediately prior to the expiration of the Offer, any of the following conditions will not have been satisfied (or waived by MaxLinear and Purchaser, if permissible under applicable Law (as defined below)):

•	the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act has expired or been terminated;

•	the Company has performed or complied with in all material respects all covenants and obligations that the Company is required to comply with or perform under the Merger Agreement prior to the scheduled expiration of the Offer;

•

(A) the representations and warranties set forth in the following sections of the Merger Agreement (i) Section 4.1(a) and (b) (related to organization and qualification), (ii) Section 4.2 (related to authority and corporate approvals), (iii) Section 4.24 (related to takeover statutes and rights plan), and (iv) Section 4.25 (related to the fairness opinion) were true and correct in all material respects as of March 28, 2017 and are true and correct in all material respects as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all material respects as of such specified date); (B) the representations and warranties set forth in Section 4.9(b) of the Merger Agreement (related to the absence of any material adverse effect) have been true and correct in all respects as of March 28, 2017 and are true and correct in all respects as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all respects as of such specified date); (C) the representations and warranties set forth in Section 4.4 (related to the capitalization of the Company) and Section 4.26 (related to the brokers engaged by the Company) of the Merger Agreement were true and correct in all respects as of March 28, 2017 and are true and correct in all respects as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such date (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all respects as of such specified date), in each case except where the failure to be true and correct would not reasonably be expected to result in more than a de minimis additional cost, expense or liability to MaxLinear or Purchaser; and (D) all of the other representations and warranties of the Company set forth in the Merger Agreement (other than the representations described in the foregoing clauses (A) through (C)), disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties, are true and correct as of March 28, 2017 and will be true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all respects as of such specified date), except in the case of this clause (D), to the extent that the facts and circumstances causing or resulting in any such representations and warranties not to be true and correct as of March 28, 2017, as of immediately prior to the scheduled expiration of the Offer or as of the specified date in the representation or warranty have not had and would not reasonably be expected have, individually or in the aggregate, a Company Material Adverse Effect;

•	since the date of the Merger Agreement, there has not occurred any Company Material Adverse Effect that is continuing as of immediately prior to the scheduled expiration of the Offer (whether or not events or circumstances occurring prior to the execution and delivery of the Merger Agreement caused or contributed to the occurrence of such Company Material Adverse Effect);

•	the Company has delivered to MaxLinear and Purchaser a certificate dated as of the date of the scheduled expiration of the Offer signed on its behalf by the Chief Executive Officer and Chief Financial Officer of the Company to the effect that the conditions set forth in bullet points 2, 3, and 4 above have been satisfied;

•	no Governmental Authority of competent jurisdiction has (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger any Law that is in effect and has the effect of making the consummation of the Offer or the Merger illegal, or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Offer or the Merger, or (ii) issued or granted any Order that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting, preventing or otherwise restraining the Offer or the Merger;

•	the Marketing Period (as defined below) has been completed; or

•	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing Offer Conditions are for the sole benefit of MaxLinear and Purchaser and, accordingly, may be waived by MaxLinear and Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in their sole and absolute discretion, except that the Minimum Condition can be waived only with the prior written consent of the Company.

Under the terms of the Merger Agreement, “Governmental Authority” means any government, any governmental, quasi-governmental or regulatory entity or body (including any department, commission, board, agency, instrumentality, official, organization or unit) and any court, tribunal or judicial body, in each case, whether federal, state, county, municipal, provincial, commonwealth, or other or other jurisdiction of any nature, whether local or foreign.

Under the terms of the Merger Agreement, “Law” means applicable domestic or foreign federal, state, provincial, local, municipal or other law, statute, treaty, constitution, principle of common law, binding resolution, ordinance, code, binding edict, decree, directive, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

Under the terms of the Merger Agreement, “Marketing Period” means the first period of 15 consecutive business days after the date hereof throughout which (i) Parent shall have the Required Information (as defined in the Merger Agreement) from the Company, and (ii) the Offer shall have commenced; provided, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) such Required Information contains any untrue statement of a material fact or omits to state any material fact necessary in order to make such Required Information, in the light of the circumstances under which they were made, not misleading, (B) BDO USA, LLP shall have withdrawn its audit opinion with respect to any audited financial statements contained in such Required Information, (C) in the event of any Substitute Financing contemplating the offering of debt securities, the Company’s auditors have not delivered drafts of customary comfort letters (in form and substance satisfactory for private placements of debt securities), (D) the financial statements included in such Required Information on the first day of any such 15 consecutive business day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day in such 15 consecutive business day period so as to permit a registration statement including such financial statements to be declared effective by the SEC, or (E) the Company restates any historical financial statements of the Company or has publicly announced an intent to restate any historical financial statements, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP. If at any time the Company in good faith believes that it has delivered the Required Information, then the Company may deliver to Parent a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date such notice is delivered, unless Parent in good faith reasonably believes the Company has not delivered the Required Information and within three business days after delivery of such notice, delivers a written notice to the Company to that effect, stating with specificity which items of Required Information have not been provided.

Under the terms of the Merger Agreement, “Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order, whether temporary, preliminary or permanent, of any Governmental Authority that is binding on any person or its property under applicable Law.

Under the terms of the Merger Agreement, “Vested Company Option” means, at the Effective Time, each Company stock award that is a stock option to purchase Shares (each, a “Company Stock Option”) with an exercise price less than the Merger Consideration that is outstanding and vested immediately prior to the Effective Time (including any Company Stock Option that accelerates and becomes vested and exercisable on or prior to the Effective Time in connection with the transactions contemplated by the Merger Agreement and/or a termination of the holder’s service in connection with such transactions).

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, including HSR approval, based on our examination of publicly available information filed by Exar with the SEC and other information concerning Exar, we are not aware of any governmental license or regulatory permit that appears to be material to Exar’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or MaxLinear as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws”, such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained, would be obtained without substantial conditions, or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Exar’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions to the Offer”.

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain transactions may not be consummated unless specified information and documentary material (including the “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by MaxLinear and Exar of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division.

MaxLinear and Exar filed their Premerger Notification and Report Forms on April 10, 2017 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Exar Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Exar, or any of their respective subsidiaries or affiliates, or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While MaxLinear believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Certain Conditions to the Offer.”

State Takeover Laws. A number of states (including Delaware, where Exar is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by Exar and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Company Board, including the Support Agreements, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither MaxLinear nor Exar has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions to the Offer” of this Offer to Purchase.

17. Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, all Shares that are issued and outstanding immediately prior to the Effective Time and held by stockholders who have not tendered their shares into the Offer and have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Merger Consideration, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Company Shares. At the Effective Time, the Dissenting Company Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each Exar stockholder who holds Dissenting Company Shares will cease to have any rights with respect to such Dissenting Company Shares, except the right to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL. Each holder of Dissenting Company Shares will be entitled to receive a judicial determination of the fair value of such Dissenting Company Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, of such Dissenting Company Shares. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Dissenting Company Shares. Exar stockholders should recognize that the judicially-determined fair value could be higher or lower than the Offer Price. Moreover, Exar may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Company Shares is less than the price paid for Shares in the Offer or the Merger. Exar stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise directly or specifically address, fair value under Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the Shares of such Exar stockholder will be converted into the right to receive the Merger Consideration (which will be the same as the Offer Price), without interest thereon, in accordance with the Merger Agreement.

A stockholder may, within sixty days after the Effective Time of the Merger, withdraw a demand for appraisal by delivering to Exar a written withdrawal of the demand for appraisal and accept the terms offered pursuant to the Merger Agreement. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. When a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, subject to the requirements of Section 262 of the DGCL, and will include in such notice a copy of Section 262 of the DGCL. The foregoing does not constitute the formal notice of appraisal rights and related disclosure required by Section 262 of the DGCL. That formal notice and disclosure will be included in Exar’s Appraisal Rights Statement on Schedule 14D-9.

The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Merger Consideration.

18. Fees and Expenses.

MaxLinear and Purchaser have retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither MaxLinear nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of MaxLinear or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Exar is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Exar” above.

Eagle Acquisition Corporation

April 13, 2017

SCHEDULE I

INFORMATION RELATING TO PURCHASER AND PARENT

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Eagle Acquisition Corporation (“Purchaser”). Unless otherwise indicated, the current business address of each person is c/o MaxLinear, Inc., 5966 La Place Court, Suite 100 Carlsbad, California 92008 and the telephone number is (760) 692-0711. Purchaser is a Delaware corporation, the principal business of which is acquiring Exar.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Kishore Seendripu, Ph.D.	U.S.	Dr. Seendripu is Purchaser’s president and chief executive officer since 2017. Dr. Seendripu is a co-founder of MaxLinear and has served as MaxLinear’s Chairman, President, and Chief Executive Officer since its inception in September 2003.

Adam C. Spice	Canada.	Mr. Spice is Purchaser’s secretary and treasurer since 2017. Mr. Spice has served as Vice President and Chief Financial Officer of MaxLinear since January 2011. From October 2009 to November 2010, Mr. Spice served as the Chief Financial Officer of Symwave Corporation, a private fabless semiconductor company acquired by Standard Microsystems Corporation.

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of MaxLinear, Inc. (“Parent” or “MaxLinear”). Unless otherwise indicated, the current business address of each person is c/o MaxLinear, Inc., 5966 La Place Court, Suite 100 Carlsbad, California 92008 and the telephone number is (760) 692-0711. Parent is a Delaware corporation and is the sole shareholder of Purchaser.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Kishore Seendripu, Ph.D.	U.S.	Dr. Seendripu is a co-founder of MaxLinear and has served as MaxLinear’s Chairman, President, and Chief Executive Officer since its inception in September 2003.

Adam C. Spice	Canada	Mr. Spice has served as Vice President and Chief Financial Officer of MaxLinear since January 2011. From October 2009 to November 2010, Mr. Spice served as the Chief Financial Officer of Symwave Corporation, a private fabless semiconductor company acquired by Standard Microsystems Corporation.

Michael J. LaChance	U.S.	Mr. LaChance has served as MaxLinear’s Vice President, Operations since November 2011. From May 2011 to November 2011, Mr. LaChance served as MaxLinear’s Senior Director, Operations. From November 2009 to April 2010, he served as Senior Director, Product Operations for Telegent Systems, Inc., a fabless semiconductor company.

Kathi Guiney	U.S.	Ms. Guiney has served as MaxLinear’s Vice President of Human Resources since November 2011.

VOLUNTARY CORPORATE ACTIONS COY: EXAR

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Dana McCarty	U.S.	Mr. McCarty has served as Vice President, Global Sales of MaxLinear since February 2016. Prior to joining MaxLinear, Mr. McCarty served as the Senior Vice President of World Wide Sales at LitePoint Corporation, an electronic diagnostics company, from April 2014 to February 2016. From May 2001 to February 2014, Mr. McCarty worked in various senior sales and management positions at Broadcom Corporation, a fabless communications semiconductor company.

Curtis Ling, Ph.D.	U.S.	Dr. Ling is a co-founder of MaxLinear and has served as MaxLinear’s Chief Technical Officer since April 2006.

Madhukar Reddy, Ph.D.	U.S.	Dr. Reddy has served as Vice President, Central Engineering of MaxLinear since March 2014. From November 2006 to March 2014, Dr. Reddy served as MaxLinear’s Vice President, IC and RF Systems Engineering.

William G. Torgerson	U.S.	Mr. Torgerson has served as MaxLinear’s Vice President and General Manager, Broadband Group since February 2016 and previously served as MaxLinear’s Vice President, Global Sales from November 2012 to February 2016. From August 2007 to August 2011, Mr. Torgerson served as Vice President of America Sales for Standard Microsystems Corporation, a fabless semiconductor company that was acquired by Microchip Technology Incorporated in 2012.

Brendan Walsh	U.S.	Mr. Walsh has served as MaxLinear’s Vice President of Product Line Marketing, Infrastructure Group since September 2014. From April 2013 to August 2014, Mr. Walsh was the Chief Operating Officer of TrustCloud, Inc., a provider of cloud-based trust and safety products, and from June 2011 to August 2014, he served as Co-founder at WordPivot, LLC, a provider of online literacy tools.

Steven C. Craddock	U.S.	Mr. Craddock has served as a member of MaxLinear’s board of directors since March 2011. Since March 2012, Mr. Craddock has served as a director of SeaChange International, Inc., a multi-screen video software provider. Since July 2008, Mr. Craddock has also served as President of The Del Ray Group, LLC, a private consulting firm advising companies on strategic and technology developments in the cable television and telecommunications markets.

Donald E. Schrock	U.S.	Mr. Schrock has served as a member of MaxLinear’s board of directors since October 2009. Mr. Schrock retired as Executive Vice President and President of Qualcomm Incorporated’s CDMA Technologies Group in 2003. Mr. Schrock joined Qualcomm in January 1996 as Corporate Vice President.

Albert J. Moyer	U.S.	Mr. Moyer has served as a member of MaxLinear’s board of directors since October 2009. Since 2000, Mr. Moyer has served as a private financial consultant.

Theodore Tewksbury, Ph.D.	U.S.	Dr. Tewksbury has served as a member of MaxLinear’s board of directors since May 2015. Dr. Tewksbury served as interim president and chief executive officer of Entropic from November 2014 until MaxLinear’s acquisition of Entropic in April 2015. Dr. Tewksbury also served as a director of Entropic from September 2010 through April 2015. From 2013 to November 2014, Dr. Tewksbury was an independent consultant to technology companies.

VOLUNTARY CORPORATE ACTIONS COY: EXAR

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)

Thomas E. Pardun	U.S.	Mr. Pardun has served as a member of MaxLinear’s board of directors since July 2009, and currently serves as lead director. From June 2006 to July 2015, Mr. Pardun served on the board of CalAmp Corp., a provider of wireless communications solutions. From April 2007 to November 2015, Mr. Pardun served as non-executive chairman of the board of directors of Western Digital Corporation. Mr. Pardun also served as a director of Western Digital Corporation from January 1993 to November 2015, and from January 2000 to November 2001, he also served as chairman of its board of directors.

During the last five years, none of the persons listed in this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons listed in this Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

VOLUNTARY CORPORATE ACTIONS COY: EXAR